Exhibit 99.1

Investor enquiries T: +31 (0)20 576 6396 E: investor.relations@ing.com Press enquiries T: +31 (0)20 576 5000 E: media.relations@ing.com Analyst call 31 October 2019 at 9:00 am CET +31 (0)20 531 5821 (NL) +44 203 365 3209 (UK) +1 866 349 6092 (US) Live audio webcast at www.ing.com Media call 31 October 2019 at 11:00 am CET +31 (0)20 531 5871 (NL) +44 203 365 3210 (UK) Live audio webcast at www.ing.com Press release Corporate Communications Amsterdam, 31 October 2019 ING posts 3Q2019 net result of €1,344 million ING continues to see growth in primary customers and customer deposits • Retail primary customers rose in 3Q2019 by 165,000 to 13.1 million; total retail customer base reaches 38.7 million • Net customer deposits in 3Q2019 grew by €4.4 billion; net core lending declined by €1.0 billion, while maintaining growth in mortgages ING 3Q2019 underlying pre - tax result of €1,911 million • Result reflects well - diversified loan book with resilient margins, despite margin pressure on customer deposits, as well as higher fee income • Expenses increased mainly due to KYC; risk costs remain below ING’s through - the - cycle average • Four - quarter rolling underlying ROE was 10.3%; ING Group CET1 ratio increased to 14.6% CEO statement “We performed well in the third quarter. Even with the ongoing negative interest rate environment, our net interest income has remained resilient,” said Ralph Hamers, CEO of ING Group. “Furthermore, we saw an increase in fee income in the third quarter. We also recorded higher expenses mostly related to our know your customer (KYC) programme and an increase in risk costs. Net customer deposits grew by €4.4 billion in the quarter. Total net core lending, however, declined by €1.0 billion due to a €4.6 billion drop in Wholesale Banking, partly related to the development of the oil prices and the repayment of some larger term loans. Net core lending in Retail Banking grew by €3.6 billion, primarily in mortgages. Our capital position further improved this quarter. We do expect to see eﬀects on capital from banking regulation and reviews in the coming quarters. “We encourage working together with politicians and law enforcement and joining forces with other financial institutions in fighting financial and economic crime. Internally, we continue to take steps to improve how we manage non - financial risk. We have made progress strengthening our global KYC organisation and governance structure throughout ING, as well as progress in rolling out global KYC solutions that all countries can connect to. For example, our mid - corporate customers in Poland are now connected to our global solution for customer onboarding and review. “We added about 165,000 primary customers in the third quarter, indicating that our eﬀorts to oﬀer them a diﬀerentiating experience continue to pay oﬀ. We keep on making it easier for customers to make payments. We rolled out Apple Pay and Google Pay in more countries, including becoming a pioneer in the Polish market by oﬀering Apple Pay for business customers. The number of customers who signed up to make mobile card payments soared 35% in the third quarter from last quarter, and the number of mobile card transactions almost doubled, totalling more than the transactions done in the entire first half of the year. “We’re digitalising more processes to make them convenient and time - saving for customers. For example, Wholesale Banking clients in Poland can now also sign credit documentation electronically, and in Belgium we enable our customers to start the mortgage process online. Our partnerships with fintechs also help ING oﬀer more financial tools to customers, such as our investment in Flowcast, a start - up that improves the credit - decision process. “We continue to take action in the third quarter to contribute to combatting climate change. As we want to make a real positive impact, it’s imperative that the financial sector works together. Recent milestones of such cooperation include the launch of the UN - backed Principles for Responsible Banking as well as the Collective Commitment to Climate Action, two related initiatives that ING signed in September at Climate Week in New York. “ING is committed to steering our portfolio towards the well - below two - degree goal of the Paris Agreement. In September, we shared our progress by showing which of our sectors are on track to meet global climate goals and where work is still in progress. We are the first bank to publish this kind of climate alignment disclosure and will continue on this path. “A bank in today’s world must diligently manage risks and uphold its integrity, while playing its part to fight climate change and unfailingly putting its customers first. This is a balance that ING strives to achieve every day.”

2 ING Press Release 3Q2019 Business Highlights Share Information 3Q2018 4Q2018 1Q2019 2Q2019 3Q2019 Shares (in millions, end of period) Total number of shares 3,891.6 3,891.7 3,894.8 3,896.5 3,896.6 - T r easury sha r es 0.9 1.1 0.7 0.8 0.6 - Sha r e s outstandin g 3,890.7 3,890.6 3,894.1 3,895.7 3,896.0 Average number of shares 3,890.1 3,890.8 3,891.6 3,895.6 3,895.8 Share price (in euros) End of period 11.18 9.41 10.78 10.19 9.60 High 13.10 11.39 11.67 12.05 10.50 Low 10.89 9.19 9.34 9.60 8.34 Net result per share (in euros) 0.20 0.33 0.29 0.37 0.35 Sha r eholders' equity per sha r e 12.59 (end of period in euros) 13.09 13.56 13.50 13.74 Dividend per share (in euros) - 0.44 - 0.24 - Price/earnings ratio 1) 9.8 7.8 9.1 8.6 7.2 Price/book ratio 0.89 0.72 0.80 0.75 0.70 Share information 25 0 50 1) Four - quarter rolling average Market capitalisation (in ð billion) 75 37 43 37 42 40 30 Sep. 2019 31 Dec. 2018 30 Sep. 2018 31 Mar. 2019 30 Jun. 2019 Broker/Institutional investors please contact: J.P. Morgan Chase Bank, N.A. Depositary Receipts Group 383 Madison Avenue, Floor 11 New York, NY 10179 In the US: (866) JPM - ADRS Outside the US: +1 866 576 - 2377 ADR shareholders can contact J.P. Morgan Transfer Agent Service Center: J.P. Morgan Chase Bank, N.A. P.O. Box 64504 St. Paul, MN 55164 - 0504 In the US: +1 800 990 1135 Outside the US: +1 651 453 2128 Email: jpmorgan.adr@equiniti.com American Depositary Receipts (ADRs) For questions related to the ING ADR programme, please visit J.P. Morgan Depositary Receipts Services at www.adr.com, or contact: Shareholders or holders of ADRs can request a hard copy of ING’s audited financial statements, free of charge, at www.ing.com/publications.htm Stock exchanges Tickers (Bloomberg, Reuters) Security codes (ISIN, SEDOL1) NL0011821202, BZ57390 Euronext Amsterdam INGA NA, INGA.AS and Brussels New York Stock Exchange ING US, ING.N US4568371037, 2452643 Publication results 4Q2019: Thursday, 6 February 2020 Publication 2019 ING Group Annual Report: Thursday, 5 March 2020 2020 Annual General Meeting: Tuesday, 28 April 2020 Ex - date for final dividend 2019 (Euronext Amsterdam)*: Thursday, 30 April 2020 Record date for final dividend 2019 entitlement (Euronext Amsterdam)*: Monday, 4 May 2020 Record date for final dividend 2019 entitlement (NYSE)*: Monday, 4 May 2020 Publication results 1Q2020: Friday, 8 May 2020 Payment date final dividend 2019 (Euronext Amsterdam)*: Monday, 11 May 2020 Payment date final dividend 2019 (NYSE)*: Monday, 18 May 2020 Publication results 2Q2020: Thursday, 6 August 2020 Ex - date for interim dividend 2020 (Euronext Amsterdam)*: Monday, 10 August 2020 Record date for interim dividend 2020 entitlement (Euronext Amsterdam)*: Tuesday, 11 August 2020 Record date for interim dividend 2020 entitlement (NYSE)*: Monday, 17 August 2020 Payment date interim dividend 2020 (Euronext Amsterdam)*: Tuesday, 18 August 2020 Payment date interim dividend 2020 (NYSE)*: Monday, 24 August 2020 Publication results 3Q2020: Thursday, 5 November 2020 Financial calendar * Only if any dividend is paid All dates are provisional Listing information The ordinary shares of ING Group are listed on the exchanges of Amsterdam, Brussels and New York (NYSE). Listings Table of contents Share Information Business Highlights Consolidated Results Retail Banking Wholesale Banking Corporate Line Consolidated Balance Sheet Risk Management Capital, Liquidity and Funding Economic Environment Appendix 2 3 4 9 13 16 17 19 21 23 24 Relative share price performance 1 January 2018 to 30 September 2019 120 110 100 90 80 70 60 50 1 October 2018 1 July 2019 30 September 2019 1 January 2019 1 April 2019 1 January 2018 ING Euro Stoxx Banks Euro Stoxx 50 1 April 2018 1 July 2018 Stoxx Europe 600 Banks

3 ING Press Release 3Q2019 Business Highlights In the third quarter, we maintained our focus on providing customers with diﬀerentiating experiences while continuing to gain new customers and to deepen our relationship with existing ones. We achieved important milestones on climate action and took steps to influence the financial sector to align their portfolios with global climate goals, as we have pledged to do. At the same time, we made further progress in improving our management of non - financial risks. Innovation We continued to make it easier for our customers to make payments. They’re quickly taking advantage of new possibilities, such as smartphone apps that make payments using a digital version of a customer’s ING bank card. The number of customers who signed up to use these mobile card payment options soared in the third quarter to 2.7 million, 35% more than in the previous quarter. The amount of mobile card transactions almost doubled from last quarter to more than 70 million, totalling more than all the transactions done in the entire first half of the year. We introduced Google Pay for Android and Apple Pay in Germany, Garmin Pay in Poland and Apple Pay for business customers in Poland. The latter makes us the first bank in the Polish market to oﬀer Apple Pay for MidCorp and Wholesale Banking clients, and makes Poland the first of all the ING countries to do so. We aim to ‘wow’ our customers with improvements to their service experience. In Turkey, we can now immediately identify when customers are having a problem at one of our ATMs; then we call them at that moment to try and solve it. This has led to a 20% increase in our ATM Happy Customer Index. We also use our app to help customers in Turkey who are more than 1 km away from an ING ATM by granting them the right to use other banks’ ATMs free of charge. Our open - source software ‘FINN – Banking of Things’ was created within ING Labs and enables smart devices to pay for their own usage, such as allowing a car to pay for the car wash. We oﬀer this software to our business clients, who use it to ‘wow’ their own customers. We’re also working to digitalise more processes so they’re faster and more convenient for customers. In Poland, Wholesale Banking clients can now sign credit documentation electronically. In Belgium, customers can now start the mortgage process online before completing it at the branch. This makes both the customer and our ING advisor better prepared, saving them time and simplifying the entire mortgage process. In order to improve the credit decision process for Wholesale Banking clients, ING has invested in Flowcast. This is a start - up that uses machine learning algorithms to create predictive models that reduce risk and unlock credit to businesses. Sustainability In September, ING signed the UN - backed Principles for Responsible Banking as a founding member. We were one of 131 signatory banks who together represent one - third of the world's banking assets. Subsequently, ING and more than 30 banks turned the principles into action by signing the Collective Commitment to Climate Action . The latter was built upon the Katowice Commitment, an ING - led initiative to align bank portfolios with the Paris Agreement climate goals . Our commitment to sustainable finance is reflected in the 11 sustainability improvement loans we supported in the quarter, plus the five green loans and 12 sustainable bonds. We have closed more sustainable finance deals so far this year than we did in all of 2018. One example is how we helped Porsche invest in its first battery electric vehicle by acting as green advisor for its €1 billion green Schuldschein. We also created the world’s first sustainability improvement fund financing for Singapore - based Quadria Capital Management, whereby the interest rate is linked to the fund’s sustainability performance on a set of ESG targets. These actions are in line with our aim to steer our lending portfolio towards meeting the Paris Agreement's well - below two - degree goal. In September, ING published our first progress report, showing which sectors are on track and where work is still in progress. We're the first bank to publish this type of climate alignment disclosure. Non - financial risk management ING believes cooperation plays a large role in fighting financial and economic crime. In September, ING and four other Dutch banks took an important step by announcing the ambition to set up an organisation to monitor payment transactions. Internally, we continue to improve how we manage non - financial risk by strengthening our global KYC organisation and governance structure The number of FTEs working in KYC - related activities, including our global KYC enhancement programme, has increased to more than 3,500. We have also made progress in rolling out global KYC solutions that all countries can connect to. In Poland, our MidCorp customers are now connected to our global solution for customer onboarding and review. We’re using our innovation skills and technology to help strengthen our management of non - financial risks. In the Netherlands, a tool was created to improve the file enhancement process for SME customers, supporting our KYC centres. It’s called TAPT (transaction analysis pre - processing tool), and it digitalises the data needed for transaction analysis. This changes a cumbersome manual process to an automated one, saving time and reducing the risk of error. We also created SparQ, a global platform that uses AI to automate the process of turning regulation into policy. It gives insight into applicable regulations, identifies changes, helps analyse documents and can link regulation directly to our policies while documenting all steps taken.

Consolidated Results

Consolidated results	3Q2019	3Q2018	Change	2Q2019	Change	9M2019	9M2018	Change
Profit or loss (in € million)								
Net interest income	3,529	3,500	0.8%	3,470	1.7%	10,481	10,345	1.3%
Net fee and commission income	747	720	3.8%	711	5.1%	2,133	2,098	1.7%
Investment income	104	89	16.9%	25	316.0%	279	192	45.3%
Other income	246	337	-27.0%	459	-46.4%	973	951	2.3%
Total underlying income	**4,626**	**4,646**	**-0.4%**	**4,665**	**-0.8%**	**13,867**	**13,586**	**2.1%**
Staff expenses	1,462	1,346	8.6%	1,437	1.7%	4,273	4,069	5.0%
Regulatory costs[1]	106	91	16.5%	97	9.3%	718	682	5.3%
Other expenses	872	870	0.2%	917	-4.9%	2,687	2,588	3.8%
Underlying operating expenses	**2,440**	**2,307**	**5.8%**	**2,451**	**-0.4%**	**7,678**	**7,339**	**4.6%**
Gross result	**2,187**	**2,339**	**-6.5%**	**2,214**	**-1.2%**	**6,190**	**6,247**	**-0.9%**
Addition to loan loss provisions[2]	276	215	28.4%	209	32.1%	692	415	66.7%
Underlying result before tax	**1,911**	**2,124**	**-10.0%**	**2,005**	**-4.7%**	**5,497**	**5,833**	**-5.8%**
Taxation	543	582	-6.7%	540	0.6%	1,526	1,603	-4.8%
Non-controlling interests	23	28	-17.9%	26	-11.5%	70	79	-11.4%
Underlying net result	**1,344**	**1,515**	**-11.3%**	**1,438**	**-6.5%**	**3,901**	**4,151**	**-6.0%**
Special items after tax	0	-775		0		0	-775	
Net result from Banking	**1,344**	**740**	**81.6%**	**1,438**	**-6.5%**	**3,901**	**3,376**	**15.6%**
Net result Insurance Other	0	36	-100.0%	0		0	55	-100.0%
Net result ING Group	**1,344**	**776**	**73.2%**	**1,438**	**-6.5%**	**3,901**	**3,431**	**13.7%**
Net result per share (in €)	0.35	0.20		0.37		1.00	0.88	
Capital ratios (end of period)								
ING Group shareholders' equity (in € billion)				52.6	1.7%	53.5	49.0	9.2%
ING Group common equity Tier 1 ratio[3]				14.5%		14.6%	14.0%	
Customer lending/deposits (end of period, in € billion)								
Residential mortgages				293.0	1.2%	296.5	284.9	4.1%
Other customer lending				322.3	-0.4%	320.9	318.8	0.7%
Customer deposits				571.1	0.5%	574.2	552.0	4.0%
Profitability and efficiency								
Underlying interest margin	1.54%	1.52%		1.52%		1.54%	1.51%	
Underlying cost/income ratio	52.7%	49.7%		52.5%		55.4%	54.0%	
Underlying return on equity based on IFRS-EU equity[4]	10.5%	12.7%		11.4%		10.3%	11.6%	
Employees (internal FTEs, end of period)				53,525	0.9%	53,981	52,519	2.8%
Four-quarter rolling average key figures								
Underlying interest margin	1.54%	1.53%		1.54%				
Underlying cost/income ratio	55.8%	55.5%		55.0%				
Underlying return on equity based on IFRS-EU equity[4]	10.3%	10.7%		10.8%				
Risk								
Stage 3 ratio (end of period)				1.5%		1.6%	1.6%	
Stage 3 provision coverage ratio (end of period)				30.6%		29.3%	34.0%	
Risk costs in bps of average customer lending	18	14		14		15	9	
Risk costs in bps of average RWA	35	27		27		29	18	
Risk-weighted assets (end of period, in € billion)				318.3	0.4%	319.7	316.3	1.1%

[1] Regulatory costs represents bank taxes and contributions to the deposit guarantee schemes ('DGS') and the (European) single resolution fund ('SRF').
[2] The amount presented in 'Addition to loan loss provisions' (which is equivalent to risk costs) includes write-offs and recoveries on loans and receivables not included in the stock of provision for loan losses.
[3] Interim profit not included in CET1 capital in 3Q2019 amounted to €1,711 million (2Q2019: €1,764 million, and 3Q2018: €1,577 million).
[4] Annualised underlying net result divided by average IFRS-EU shareholders' equity excluding interim profit not included in CET1 capital.
Note: Underlying figures are non-GAAP measures. These are derived from figures according to IFRS-EU by excluding the impact from special items and Insurance Other. See the Appendix for a reconciliation between GAAP and non-GAAP figures.

4 ING Press Release 3Q2019

5 ING Press Release 3Q2019 Consolidated Results ING’s third - quarter 2019 net result was €1,344 million, up from €776 million in the third quarter of 2018, which had been negatively aﬀected by the settlement agreement with the Dutch authorities on regulatory issues that had been recorded as a special item. Compared with the second quarter of 2019, the net result was 6.5% lower, mainly due to higher risk costs and slightly lower income. Commercial momentum remained solid in the third quarter of 2019, albeit at a slower pace: the number of primary customer relationships increased by 165,000 and net customer deposits rose by €4.4 billion. Net core lending declined by €1.0 billion despite further growth in residential mortgages. ING Group’s CET1 ratio was 14.6% at the end of September 2019. The underlying net result was also € 1 , 344 million in the third quarter of 2019 versus € 1 , 515 million in the year - ago quarter, when the total net result included the €775 million settlement agreement as well as a €36 million profit from Insurance Other. ING’s underlying return on IFRS - EU equity was 10.5% in the third quarter of 2019. On a four - quarter rolling average basis, the underlying return on IFRS - EU equity was 10.3%. Despite higher interest results and higher fee income, underlying income declined slightly both year - on - year and sequentially, mainly due to lower valuation results and net trading income. Operating expenses increased year - on - year, mainly due to higher KYC - related expenses, salary increases, legal provisions and higher regulatory costs. Risk costs were €276 million, or an annualised 18 basis points of average customer lending. Underlying results The third - quarter 2019 underlying result before tax of €1,911 million was mainly attributable to robust net interest income, supported by resilient lending margins, and higher net fee and commission income. The pre - tax result was negatively aﬀected by margin pressure on customer deposits and negative valuation adjustments in Financial Markets. Compared with the third quarter of 2018, the underlying result before tax declined 10.0% due to higher operating expenses and risk costs, whereas underlying income was slightly lower. Sequentially, the underlying result before tax declined 4.7%; this was predominantly caused by higher risk costs and slightly lower income. Total underlying income Total underlying income decreased slightly by €20 million, or 0.4%, to €4,626 million compared with the third quarter of 2018. The decline mainly reflects lower valuation result and net trading income (recorded under ‘other income’), largely oﬀset by higher interest results and higher net fee income, as well as a higher annual dividend from Bank of Beijing. Compared with the second quarter of 2019, which included a €79 million receivable related to the insolvency of a financial institution, underlying income fell by €39 million, or 0.8%. This was mainly related to lower Treasury - related income, as the Bank of Beijing dividend more than oﬀset the impact of the second - quarter receivable. Total customer lending rose by €2.1 billion in the third quarter of 2019 to €617.3 billion. Adjusted for currency impacts and excluding the declines in Treasury lending and the run - oﬀ portfolios of WUB and Lease, ING’s net core lending declined by €1.0 billion. Residential mortgages increased by €3.4 billion due to growth in most countries, including the Netherlands. Other net core lending, however, declined by €4.4 billion. Although Retail Banking recorded some growth, other net core lending in Wholesale Banking dropped by €4.6 billion; this mainly occurred in Trade & Commodity Finance (partly related to the development of the oil prices) and Diversified Lending. Customer deposits increased by €3.1 billion to €574.2 billion in the third quarter of 2019. Excluding a €1.1 billion decline in Treasury and adjusted for currency impacts, net customer deposits grew by €4.4 billion. Retail Banking generated a net inflow of €1.7 billion; net customer deposits in Wholesale Banking increased by €2.8 billion, mainly in Payments & Cash Management. Underlying net interest income rose to €3,529 million from €3,500 million in the third quarter of 2018, supported by €64 million of higher interest results in Financial Markets (which can be volatile). Excluding Financial Markets, net interest income declined 1.0% as higher interest results on customer lending were more than oﬀset by lower interest results on customer deposits and Treasury - related activities. The higher interest results on customer lending were due to volume growth in both mortgages and other customer lending. The total lending margin was stable compared with a year ago, as the impact of an improved interest margin on mortgages was oﬀset by lower margins on other customer lending, partly reflecting heightened competition in some of our markets. The interest results on customer deposits declined compared with the third quarter of 2018 . This was fully caused by lower interest margins on both savings and current accounts due to lower reinvestment yields, while volumes increased, primarily in current accounts . Compared with the second quarter of 2019, total net interest income increased by €59 million, or 1.7%, and was primarily caused by higher interest results on Treasury

6 ING Press Release 3Q2019 Consolidated Results and Financial Markets - related products. The interest result on customer deposits further declined due to continued margin pressure on both savings and current accounts (due to lower reinvestment yields), while volumes were higher. The interest result on customer lending increased, driven by higher average volumes combined with higher margins on mortgages and — to a lesser extent — other customer lending. 3,750 3,500 3,250 3,000 2,750 1.50 1.55 1.60 Net interest income (in € million) and net interest margin (in %) 1.56% 3,470 3,529 3,500 3,571 1.52% 2Q2019 3Q2019 Net interest income Net interest margin Net interest margin 4 - quarter rolling average 1.52% 1.53% 3Q2018 4Q2018 1Q2019 1.54% 1 .54% 1. 54% 1. 53% 3,483 1. 55% 1. 54 % ING’s third - quarter 2019 net interest margin increased to 1.54% from 1.52% in the second quarter of 2019. The improvement of the net interest margin was for one basis point caused by the impact of higher interest results in Financial Markets. The remaining increase was due to higher Treasury - related interest results and an improved margin on mortgages, partly oﬀset by lower margins on customer deposits. Net fee and commission income rose to €747 million from €720 million one year ago. In Retail Banking, net fee and commission income increased by €39 million, driven by higher fee income in most countries. Total fee income in Wholesale Banking fell by €14 million, primarily due to lower fee income in Daily Banking & Trade Finance. Compared with the second quarter of 2019, net fee and commission income rose by €36 million. In Retail Banking, increases were mainly visible in the Netherlands and Germany. In Wholesale Banking, the increase in net fee and commission income was primarily recorded in Financial Markets, partly caused by a €14 million reclassification from commissions paid to other income. Investment income increased to €104 million from €89 million in the third quarter of 2018. The increase was mainly caused by a higher annual dividend from our stake in Bank of Beijing, which rose by €10 million year - on - year to €93 million. Compared with the second quarter of 2019, investment income rose by €79 million, driven by the Bank of Beijing dividend and partly oﬀset by lower realised results on debt securities. Other income fell to €246 million from €337 million in the third quarter of 2018. The decline was predominantly caused by lower Treasury - related revenues (which mainly aﬀected Retail Netherlands and Wholesale Banking) and by lower other income in Financial Markets than in the year - ago quarter. Compared with the second quarter of 2019, other income dropped by €213 million, primarily due to lower Treasury - related revenues and the €79 million receivable related to the insolvency of a financial institution, which was recorded in the second quarter. Sequentially, other income in Financial Markets was stable, but it rose by €27 million when adjusted for the aforementioned reclassification. Operating expenses Underlying operating expenses increased year - on - year by €133 million, or 5.8%, but they declined by €11 million, or 0.4%, compared with the second quarter of 2019. Regulatory costs in the third quarter of 2019 were €106 million compared with €91 million in the year - ago quarter and €97 million in the second quarter of 2019. Operating expenses (in € million) and cost/income ratio (in %) 3,000 2,500 2,000 1,500 1,000 2 ,334 106 55 .5% 2, 216 91 54 .8% 2,303 266 55 .0% 2,272 515 97 55 .0% 2,354 52.5 50.0 55.8% 55.0 57.5 60.0 Regulatory costs Expenses excluding regulatory costs C/I ratio (4 - quarter rolling average) 3Q201 8 4Q201 8 1Q201 9 2Q201 9 3Q2019 Expenses excluding regulatory costs rose by €118 million, or 5.3%, compared with a year ago to €2,334 million. The increase was mainly caused by approximately €50 million of higher KYC - related expenses, €40 million of legal provisions in the Challengers and Growth Markets, as well as higher expenses for business growth and salary increases. These increases were partly oﬀset by a VAT refund in the Corporate Line. Compared with the second quarter of 2019, which included a €36 million restructuring provision for the Agile transformation in Germany, expenses excluding regulatory costs declined by €20 million, or 0.8%. In addition to the restructuring provision in Germany, this decrease was mainly caused by the VAT refund, which more than oﬀset legal provisions taken in the third quarter and almost €25 million of higher KYC - related expenses. ING’s third - quarter 2019 underlying cost/income ratio was 52.7% compared with 49.7% in the year - ago quarter and 52.5% in the previous quarter. On a four - quarter rolling average basis, which reduces the seasonal impact of regulatory costs, the underlying cost/income ratio increased slightly to 55.8% from 55.5% one year ago. Excluding regulatory costs, the four - quarter rolling average was 50.4%. The total number of internal staﬀ rose by 456 FTEs in the third quarter of 2019 to 53,981 FTEs. This was mainly caused by higher headcount in the Netherlands and in most of the Other Challengers & Growth Markets, primarily due to an increase in staﬀ for KYC - related activities and the insourcing of externals. Declines in internal staﬀ numbers were recorded in mainly Poland, Belgium and Germany.

Consolidated Results

Addition to loan loss provisions
ING recorded €276 million of net additions to loan loss provisions in the third quarter of 2019 compared with €215 million in the year-ago quarter and €209 million in the second quarter of 2019. There were several larger additions for files in Wholesale Banking and mid-corporates lending; however, no specific business line or sector stood out and the individual cases do not indicate a trend. Our baseline scenario expects global economic growth to slow down. Weaker global trade growth is dampening manufacturing output growth, but looser monetary policy across the main advanced and developing economies may help counter the slowdown.

Addition to loan loss provisions (in € million)



300
200
100
0
60
40
20
0
215
242
207
209
276
27
31
26
27
35
14
16
14
14
18
3Q2018
4Q2018
1Q2019
2Q2019
3Q2019
Addition to loan loss provisions
Risk costs in bps of average RWA (annualised)
Risk costs in bps of average customer lending (annualised)

Wholesale Banking recorded €116 million of risk costs in the third quarter of 2019, up from €107 million in the year-ago quarter and €91 million in the previous quarter. Third-quarter 2019 risk costs were predominantly in individual Stage 3 provisions; they were mainly attributable to some larger clients in the Americas, Belgium and Poland, and only partly offset by releases in the Netherlands.

Retail Netherlands recorded €43 million of risk costs in the third quarter of 2019 compared with a net release of €21 million in the year-ago quarter, which had been supported by releases in the mortgage portfolio. Sequentially, risk costs rose by €21 million, mainly due to a seasonal pattern in consumer lending and a change in house price index used for Dutch mortgages. Risk costs in Retail Belgium were €44 million, down slightly from €46 million one year ago, but up from €16 million in the previous quarter. The third-quarter 2019 risk costs were primarily related to a few files in the mid-corporates segment.

Risk costs in the Retail Challengers & Growth Markets amounted to €73 million, down slightly from €82 million in the third quarter of 2018 and €80 million in the previous quarter. Third-quarter 2019 risk costs were recorded mainly in Poland, Spain, Romania and Turkey, whereas Germany recorded a net release of €7 million due to additional releases in the mortgage portfolio.

ING's Stage 3 ratio, which represents Stage 3 credit-impaired outstandings as a percentage of total credit outstandings, increased slightly to 1.6% in the third quarter of 2019.

Total third-quarter 2019 risk costs were 18 basis points of average customer lending versus 14 basis points in both the third quarter of 2018 and the second quarter of 2019. Total third-quarter 2019 risk costs were higher than the amounts reported in the last four quarters, but remained below ING's through-the-cycle average of approximately 25 basis points of average customer lending (or 40-45 basis points of average RWA). Based on the old metric 'risk costs in basis points of average risk-weighted assets', risk costs were an annualised 35 basis points versus 27 basis points in both comparable quarters.

Underlying result before tax
ING's third-quarter 2019 underlying result before tax was €1,911 million, down 10.0% from the year-ago quarter due to higher operating expenses and risk costs and slightly lower underlying income. Quarter-on-quarter, the underlying result before tax declined 4.7%, largely due to higher risk costs.

Underlying result before tax (in € million)



2,500
2,000
1,500
1,000
500
0
2,124
1,692
1,582
2,005
1,911
3Q2018
4Q2018
1Q2019
2Q2019
3Q2019

Underlying net result
ING's underlying net result was €1,344 million, down 11.3% year-on-year and 6.5% lower sequentially. The effective underlying tax rate was 28.4% compared with 27.4% one year ago and 27.0% in the previous quarter. The higher effective tax rate compared with a year ago was mainly caused by higher non-tax-deductible costs in the US and in the Netherlands (the latter especially interest payments on AT1 securities).

Return on equity ING Group (in %)



15
10
5
10.7
11.2
11.0
10.8
10.3
12.7
10.2
9.0
11.4
10.5
3Q2018
4Q2018
1Q2019
2Q2019
3Q2019
Underlying return on IFRS-EU equity (quarter)
Underlying return on IFRS-EU equity (4-quarter rolling average)

In the third quarter of 2019, ING's underlying return on average IFRS-EU equity was 10.5% compared with 12.7% reported over the third quarter of 2018 and 11.4% over the second quarter of 2019. On a four-quarter rolling average basis, which reduces the seasonality in results, the underlying return on ING Group's average IFRS-EU equity declined to 10.3% from 10.8% in the previous four-quarter rolling period. ING's underlying return on equity is calculated using IFRS-EU shareholders' equity after excluding 'interim profit not included in CET1 capital'. As at 30 September 2019, interim profit not included in CET1 capital amounted to €1,711 million. This amount is reserved for future dividend payments and is equal to the total dividend paid over 2018 (following ING's practice to reserve last year's dividend already in the

ING Press Release 3Q2019

7

8 ING Press Release 3Q2019 Segment Reporting: Retail Banking Consolidated Results first three quarters of the financial year) minus the interim dividend 2019 paid in August. Net result ING’s third - quarter 2019 net result amounted to €1,344 million compared with €776 million in the year - ago quarter and €1,438 million in the second quarter of 2019. In the first three quarters of 2019, there were no special items. The net result in the third quarter of 2018 had been negatively aﬀected by the €775 million settlement agreement with the Dutch authorities on regulatory issues that had been recorded as a special item. Furthermore, the third quarter of 2018 had included a €36 million net result from Insurance Other, which reflected the change in the valuation of warrants on NN Group shares compared with the end of June 2018. ING sold its last warrants related to its former Insurance activities in November 2018. ING’s net result per share was €0.35 in the third quarter of 2019, based on an average number of shares outstanding of 3,895.8 million during the quarter. Year - to - date September, the net result per share was €1.00.

9 ING Press Release 3Q2019 Segment Reporting: Retail Banking Retail Netherlands Retail Netherlands posted an underlying result before tax of €535 million in the third quarter of 2019, down 23.8% from the year - ago quarter. The decrease in pre - tax result was mainly attributable to lower net interest income, reflecting lower margins on savings and current accounts, lower results on Treasury - related activities and higher risk costs (as the year - ago quarter had included releases from model updates). Sequentially, the underlying result before tax fell by €64 million, or 10.7%. Income decreased mainly due to lower Treasury - related revenues and lower margins on savings and current accounts, while mortgage - related revenues increased. Underlying expenses decreased by €5 million compared with the second quarter of 2019. Risk costs increased and were mainly visible within consumer and business lending; this impact was partly compensated by a lower net addition for mortgages. The return on equity, based on a 13.5% common equity Tier 1 ratio, was 22.0% in the third quarter of 2019. Underlying result before tax - Retail Netherlands (in ð million) 800 600 400 200 0 535 533 702 505 599 3Q2018 4Q2018 1Q2019 2Q2019 3Q2019 In € million Retail Benelux 3Q2019 3Q2018 Netherlands Belgium 3Q2019 3Q2018 3Q2019 3Q2018 Profit or loss Net interest income 1,383 1,408 895 941 488 467 Net fee and commission income 274 259 178 170 96 89 Investment income 3 - 5 1 - 6 2 0 Other income 67 119 37 96 31 23 Total underlying income 1,727 1,781 1,110 1,201 617 580 Expenses excl. regulatory costs 876 847 508 499 367 348 Regulatory costs 22 21 24 21 - 2 - 1 Operating expenses 898 868 532 521 366 347 Gross result 829 913 578 681 252 233 Addition to loan loss provisions 87 25 43 - 21 44 46 Underlying result before tax 742 888 535 702 207 187 Customer lending/deposits (end of period, in € billion) Residential mortgages 151.8 149.2 112.6 111.3 39.3 37.9 Other customer lending 100.2 99.9 49.3 52.0 50.9 48.0 Customer deposits 241.2 230.9 151.2 145.4 90.0 85.6 Profitability and efficiency 1) Cost/income ratio 52.0% 48.7% 47.9% 43.3% 59.2% 59.9% Return on equity based on 13.5% CET1 2) 17.2% 21.8% 22.0% 31.1% 10.8% 9.5% Employees (internal FTEs, end of period) 17,471 16,993 9,424 8,913 8,047 8,080 Risk 1) Risk costs in bps of average customer lending 14 4 11 - 5 20 21 Risk costs in bps of average RWA 37 11 32 - 16 44 48 Risk - weighted assets (end of period, in € billion) 94.6 87.9 54.1 49.8 40.5 38.1 Retail Benelux: Consolidated profit or loss account 1) Key figures based on underlying figures 2) Underlying after - tax return divided by average equity based on 13.5% of RWA (annualised) "In the third quarter of 2019, Retail Benelux continued to focus on combatting financial and economic crime as well as on the implementation of our KYC enhancement programme. We also made further progress on our ongoing transformation, while supporting our customers’ financial needs and providing them with a diﬀerentiating customer service experience . “Commercially, after a strong second quarter, both the Netherlands and Belgium achieved robust results in spite of the persistently low interest rate environment. “Our cross - border teams are diligently executing on the transformation, working towards our goals and ambitions with the continued aim to safeguard strong financial and competitive positions by maintaining our focus on customers.” Ralph Hamers , Member Management Board Banking, Head of Market Leaders ad interim Retail Benelux

Segment Reporting: Retail Banking

Total underlying income decreased 7.6% year-on-year, mainly due to lower net interest income, reflecting lower margins on savings and current accounts. Treasury-related revenues were also lower. These decreases in income were partly compensated by higher income from mortgages stemming from improved margins. Sequentially, total underlying income decreased 4.1%. This was attributable to lower Treasury-related revenues and lower interest results on savings and current accounts, while mortgage-related income and fee income were higher.

Total customer lending increased by €0.8 billion in the third quarter of 2019 to €161.9 billion. Net core lending (excluding Treasury and the WUB run-off portfolio) rose by €0.5 billion, of which €0.2 billion was in mortgages, €0.1 billion in consumer lending and the remainder in business lending. Net customer deposits (excluding Treasury) grew by €1.0 billion, mainly in current accounts.

Underlying operating expenses increased by €11 million from a year ago to €532 million. This was mainly due to higher staff costs reflecting collective labour agreement increases and KYC-related activities, as well as higher IT-related expenses. Sequentially, expenses were €5 million, or 0.9% lower, mainly due to lower regulatory costs.

Third-quarter 2019 risk costs were €43 million, or 11 basis points of average customer lending, compared with €-21 million in the third quarter of 2018 (which had included releases from model updates in the mortgage portfolio) and €22 million in the second quarter of 2019. The increase compared with the previous quarter was mainly due to a seasonal pattern in the consumer lending portfolio and a change in house price index used for Dutch mortgages.

Risk-weighted assets rose by €1.8 billion in the third quarter of 2019 to €54.1 billion, mainly reflecting higher operational risk-weighted assets and the impact of ECB's TRIM review for Dutch SMEs.

Retail Belgium

Retail Belgium, which includes Luxembourg, posted a third-quarter 2019 underlying result before tax of €207 million, up €20 million from the year-ago quarter. The increase was mainly attributable to higher income on mortgages and Treasury-related activities, which were only partly offset by lower income on savings and deposits and higher expenses. On a sequential basis, the underlying result before tax decreased by €88 million. This was mainly attributable to lower revenues from Treasury-related activities, combined with higher expenses and risk costs. The return on equity for the third quarter of 2019 was 10.8%, based on a 13.5% common equity Tier 1 ratio.

Underlying result before tax - Retail Belgium (in € million)



400
300
200
100
0
187
177
33
295
207
3Q2018
4Q2018
1Q2019
2Q2019
3Q2019

Total underlying income rose by €37 million, or 6.4%, year-on-year. This increase was mainly due to improved margins on mortgages and higher revenues from Treasury-related activities, which were only partly offset by lower interest results on savings and current accounts reflecting the development in interest rates. Sequentially, total underlying income decreased by €39 million, or 5.9%. This was predominantly the result of lower Treasury-related activities (as the second quarter included €38 million of positive hedge ineffectiveness) and lower net interest income on customer deposits, which were only partly compensated by higher income on mortgages.

Customer lending decreased by €0.7 billion in the third quarter of 2019 to €90.2 billion. Net core lending (excluding Treasury) decreased by €0.2 billion, of which €0.7 billion was in business lending (mainly related to one large client), while mortgages grew by €0.5 billion. Total customer deposits stood at €90.0 billion at the end of the third quarter of 2019, reflecting a net increase of €0.7 billion in the quarter.

Underlying operating expenses were €366 million, up 5.5% year-on-year. This was mainly due to higher KYC-related activities in the third quarter of 2019, while the year-ago quarter benefited from positive one-off items. On a sequential basis, expenses increased by €21 million, or 6.1%, mainly related to investments in the ongoing transformation programmes, KYC-related activities and higher regulatory costs.

Third-quarter 2019 risk costs were €44 million, which translates into 20 basis points of average customer lending. Risk costs were €46 million in the third quarter of 2018 and €16 million in the previous quarter.

Risk-weighted assets decreased slightly by €0.2 billion in the third quarter of 2019 to €40.5 billion, mainly due to a decline in lending volume.

10 ING Press Release 3Q2019

11 ING Press Release 3Q2019 Segment Reporting: Retail Banking In € million Retail Challengers & Growth Markets 3Q2019 3Q2018 Germany Other Challengers & Growth Markets 3Q2019 3Q2018 3Q2019 3Q2018 Profit or loss Net interest income 1,100 1,091 403 418 697 673 Net fee and commission income 180 156 74 61 106 95 Investment income 101 92 4 - 2 97 93 Other income 75 69 28 47 47 22 Total underlying income 1,456 1,407 509 525 947 883 Expenses excl. regulatory costs 753 686 234 240 519 446 Regulatory costs 72 65 15 19 56 46 Operating expenses 825 751 249 259 576 493 Gross result 631 656 260 266 371 390 Addition to loan loss provisions 73 82 - 7 5 80 77 Underlying result before tax 559 574 268 260 291 313 Customer lending/deposits (end of period, in € billion) Residential mortgages 143.7 134.9 75.6 72.7 68.1 62.2 Other customer lending 39.4 37.6 11.0 11.2 28.4 26.4 Customer deposits 267.1 254.8 137.2 132.7 129.9 122.2 Profitability and efficiency 1) Cost/income ratio 56.7% 53.4% 49.0% 49.3% 60.8% 55.8% Return on equity based on 13.5% CET1 2) 16.0% 16.7% 20.3% 19.1% 13.7% 15.5% Employees (internal FTEs, end of period) 22,999 22,820 4,933 4,696 18,066 18,124 Risk 1) Risk costs in bps of average customer lending 16 19 - 3 2 34 35 Risk costs in bps of average RWA 38 44 - 11 8 64 63 Risk - weighted assets (end of period, in € billion) 76.9 74.4 26.5 26.0 50.4 48.4 Retail Challengers & Growth Markets: Consolidated profit or loss account 1) Key figures based on underlying figures 2) Underlying after - tax return divided by average equity based on 13.5% of RWA (annualised) Retail Germany Retail Germany, which includes Austria, recorded a third - quarter 2019 underlying result before tax of €268 million, up 3.1% from the third quarter of 2018. This increase is primarily explained by lower operating expenses and a net release in risk costs, which were partly oﬀset by lower Treasury - related results. Compared with the second quarter of 2019, which included a restructuring provision, the result before tax rose by €20 million. Retail Germany continued to record solid commercial growth in the third quarter of 2019, adding approximately 50,000 primary customers and growing net core lending by €1.2 billion. The return on equity, based on a 13.5% common equity Tier 1 ratio, was 20.3% in the third quarter of 2019. Underlying result before tax - Retail Germany (in ð million) 400 300 200 100 0 289 248 268 201 260 3Q2018 4Q2018 1Q2019 2Q2019 3Q2019 Total underlying income was €509 million, down 3.0% from the third quarter of 2018. The decrease was mainly attributable to lower Treasury - related results and lower margins on savings, partly compensated by improved lending and fee income. Compared with the second quarter of 2019, “Retail Challengers & Growth Markets delivered a solid financial result. Our eﬀorts to diversify income are paying oﬀ with increased fee income, most notably in daily banking and Interhyp. In Spain, our new digital and personal mortgage process has led to growth acceleration in mortgages. “Cost increases were mainly driven by our focussed eﬀorts to combat financial and economic crime and our internal KYC enhancement programme. “Commercially, we saw strong lending growth in most countries, maintaining a mix of mortgages and consumer loans. During the quarter, we grew our primary customer base in the Retail Challengers & Growth Markets by 165,000 clients.” Aris Bogdaneris , Member Management Board Banking, Head of Challengers & Growth Markets Retail Challengers & Growth Markets

12 ING Press Release 3Q2019 Segment Reporting: Wholesale Banking Segment Reporting: Retail Banking total income increased by €2 million, mainly reflecting improved fee income. Total customer lending increased by €1.0 billion in the third quarter of 2019 to €86.6 billion. Net core lending, which excludes Treasury, grew by €1.2 billion, of which €0.9 billion was in mortgages and the remainder in consumer lending. Customer deposits declined by €0.1 billion to €137.2 billion. Excluding Treasury, the decrease was €0.2 billion, as a slight decline in savings was partly oﬀset by growth in current accounts. Operating expenses decreased year - on - year by €10 million to €249 million in the third quarter of 2019. The decrease was mainly caused by lower regulatory costs and the impact of a restructuring provision recorded in the year - ago quarter; this decrease was partly oﬀset by higher expenses for Austria and Interhyp. Compared with the second quarter of 2019, operating expenses decreased by €34 million, fully explained by a €36 million restructuring provision related to the completion of ING’s Agile transformation in Germany, which had been recorded in the previous quarter. Risk costs in the third quarter of 2019 amounted to a €7 million net release from loan loss provisions, mainly reflecting additional model updates for mortgages. This compares with a net addition of €5 million in the third quarter of 2018 and €25 million of net releases in the previous quarter, which were also mainly related to model updates for mortgages. Risk - weighted assets decreased by €0.2 billion in the third quarter of 2019 to €26.5 billion, mainly as a result of positive risk migration and lower operational risk - weighted assets. Retail Other Challengers & Growth Markets The third - quarter underlying result before tax of Retail Other Challengers & Growth Markets amounted to €291 million, down from €313 million one year ago. The decrease was mainly due to higher operating expenses, partially compensated by higher income in most businesses. Compared with the second quarter of 2019, the underlying result before tax improved by €66 million. The increase was mainly attributable to the annual dividend received from Bank of Beijing, as well as lower risk costs. These factors were partly oﬀset by higher expenses, which included some legal provisions. The return on equity, based on a 13.5% common equity Tier 1 ratio, was 13.7% in the third quarter of 2019. Underlying result before tax - Retail Other Challengers & Growth Markets (in ð million) 400 300 200 100 0 213 225 313 291 158 3Q2018 4Q2018 1Q2019 2Q2019 3Q2019 Total underlying income rose 7.2% to €947 million compared with the third quarter of 2018. This increase was driven by continued strong results in most countries, reflecting higher volumes at stable margins. The third quarter of 2019 included a €93 million annual dividend from Bank of Beijing, up from €83 million in the year - ago quarter. Compared with the second quarter of 2019, underlying income improved by €94 million, or 11.0%, reflecting the aforementioned dividend from Bank of Beijing. Customer lending grew by €2.0 billion in the third quarter of 2019 to €96.5 billion. Excluding currency impacts and Treasury, net core lending grew by €2.1 billion, of which €1.7 billion was in residential mortgages. Poland, Spain and Australia were the main contributors to the net core lending growth, while lending in Turkey continued to decline. Customer deposits decreased by €0.1 billion to €129.9 billion. Net customer deposits (excluding currency impacts and Treasury) grew by €0.2 billion, driven by net inflows in almost all countries outside of the eurozone. Operating expenses increased by € 83 million from a year ago to € 576 million in the third quarter of 2019 . This increase was mainly due to € 40 million of legal provisions, the execution of bank - wide regulatory programmes, including the KYC enhancement programme, and higher expenses due to business growth. Compared with the second quarter of 2019, operating expenses increased by €53 million, mainly due to the legal provisions and higher regulatory costs. Risk costs were €80 million, an increase of €3 million compared to the third quarter of 2018, but €25 million lower than in the previous quarter. The decrease compared with the previous quarter was primarily due to releases related to model impacts in Turkey and Poland. Risk - weighted assets increased by €1.0 billion in the third quarter of 2019 to €50.4 billion, mainly due to lending volume growth and a model update on Australian mortgages.

13 ING Press Release 3Q2019 Segment Reporting: Wholesale Banking In the third quarter of 2019, the underlying result before tax for Wholesale Banking was €576 million, down from €665 million one year ago. The decrease mainly reflects lower income in Lending and Treasury & Other, as well as higher risk costs. Sequentially, the underlying result before tax was €23 million higher. This is primarily explained by increased income in Financial Markets and Lending, partially oﬀset by higher risk costs. Underlying result before tax - Wholesale Banking (in ð million) 1,000 800 600 400 200 0 465 576 665 547 553 3Q2018 4Q2018 1Q2019 2Q2019 3Q2019 Net core lending (excluding Treasury, currency impacts and the lease run - oﬀ portfolio) declined by €4.6 billion in the third quarter of 2019, mainly in Daily Banking & Trade Finance (partly related to the development of the oil prices) and in Lending. Net customer deposit growth was €2.8 billion and was generated primarily in Payments & Cash Management. The return on equity was 8.4% in the third quarter of 2019, based on a 13.5% common equity Tier 1 ratio. On a four - quarter rolling average basis, the ROE declined to 8.2% from 9.1% one year ago. “Wholesale Banking remained focused on servicing our clients with our products and expertise despite the challenging market conditions, and made greater progress in implementing the KYC enhancement programme. “Lending volumes were impacted by movement in the oil price. The quarter was further influenced by increased spending on file enhancement programme and tooling to combat financial and economic crime. Furthermore, risk costs increased somewhat on the back of provisions on a number of files. Cost growth was partially contained by cost efficiency measures we are implementing. “We continued to pioneer sustainability - linked financing in the third quarter. We created the world’s first sustainability improvement fund financing for Singapore - based private equity fund Quadria, where the interest rate is linked to the fund’s sustainability performance on a set of ESG targets. ING published the first report on Terra, which analyses our progress in steering our portfolio towards meeting the Paris Agreement’s well - below two - degree goal. This makes us the first bank to publish this type of climate - alignment disclosure.” Isabel Fernandez , Member Management Board Banking, Head of Wholesale Banking Wholesale Banking In € million 3Q2019 3Q2018 3Q2019 3Q2018 3Q2019 3Q2018 3Q2019 3Q2018 3Q2019 3Q2018 Profit or loss Net interest income 938 908 633 646 192 183 94 30 19 49 Net fee and commission income 294 308 121 122 126 136 46 42 1 8 Investment income 1 3 0 0 1 0 1 0 0 3 Other income 127 194 - 11 - 6 17 12 92 142 29 46 Total underlying income 1,359 1,413 744 763 335 332 232 213 49 105 Expenses excl. regulatory costs 657 631 219 196 169 173 198 211 70 50 Regulatory costs 11 1 0 0 0 3 2 1 1 7 7 Operating expenses 668 641 219 197 172 175 199 212 78 57 Gross result 692 772 525 566 163 157 33 1 - 29 48 Addition to loan loss provisions 116 107 129 83 - 5 23 0 - 1 - 8 3 Underlying result before tax 576 665 396 483 167 134 33 2 - 21 45 Customer lending/deposits (end of period, in € billion) Residential mortgages 0.9 0.8 0.0 0.0 0.0 0.0 0.0 0.0 0.9 0.8 Other customer lending 180.9 180.9 143.6 136.3 31.1 33.9 1.8 1.4 4.5 9.3 Customer deposits 66.0 66.2 0.4 0.4 55.1 52.3 5.8 5.0 4.7 8.4 Profitability and efficiency 1) Cost/income ratio 49.1% 45.4% 29.5% 25.8% 51.4% 52.7% 85.7% 99.4% 159.6% 54.2% Return on equity based on 13.5% CET1 2) 8.4% 9.8% 8.9% 12.5% 15.4% 9.6% 3.3% 0.3% - 5.0% 2.8% Employees (internal FTEs, end of period) 13,509 12,702 Risk 1) Risk costs in bps of average customer lending 25 24 36 25 - 5 23 0 - 24 - 58 13 Risk costs in bps of average RWA 32 28 55 35 - 8 35 0 - 2 - 33 12 Risk - weighted assets (end of period, in € billion) 145.4 151.3 93.4 96.5 23.4 25.7 19.4 19.8 9.2 9.3 Wholesale Banking: Consolidated profit or loss account Total Wholesale Banking L ending Daily Banking & Trade Finance Financial Markets 3) Treasury & Other 1) Key figures based on underlying figures 2) Underlying after - tax return divided by average equity based on 13.5% of RWA (annualised). 3) Return on equity of ING's total Financial Markets activities (including Retail Banking) was 5.8% in 3Q2019 and 3.7% in 3Q2018.

14 ING Press Release 3Q2019 Segment Reporting: Wholesale Banking Total underlying income was €1,359 million, down 3.8% year - on - year, predominantly due to lower income in Treasury & Other and Lending, while income in Financial Markets was higher. Sequentially, income increased by €48 million, or 3.7%, driven by Financial Markets and Lending. The increase in Financial Markets was mainly due to a lower negative impact from model valuation adjustments and marked - to - market movements on hedges. Net interest income increased 3.3% year - on - year, driven by Financial Markets and Daily Banking & Trade Finance, while interest results in Treasury & Other and Lending decreased. On a sequential basis, net interest income grew 4.1%, mainly on the back of Treasury & Other and Financial Markets. Net fee and commission income decreased 4.5% compared to the same quarter of last year. This was due, among others, to lower average oil prices, which resulted in lower fees in Daily Banking & Trade Finance (DB&TF). Additionally, there were fewer syndicated deals in Lending as well as lower fee income in Treasury & Other. Sequentially, net fee and commission income rose 6.5%; this was primarily reflected in Financial Markets and mainly caused by a €14 million reclassification from commissions paid to other income. When adjusted for the reclassification impact, total net fee and commission income declined by 3.4%, mainly due to lower fee income in Corporate Finance and DB&TF, but fee income was higher in Financial Markets. Total other income was €127 million, down from €194 million in the third quarter of 2018. This decrease was mainly caused by Financial Markets and the gain on the sale of an equity stake in Corporate Investments during the third quarter of 2018. On a sequential basis, other income decreased by € 1 million, but it rose by € 27 million when adjusted for the aforementioned reclassification impact . This increase was mainly in Financial Markets due to a lower negative impact from model valuation adjustments and marked - to - market movements on hedges . Operating expenses rose by €27 million, or 4.2%, including currency movements. Excluding currency impacts, operating expenses grew by €19 million. The increase was mainly attributable to higher KYC and staﬀ - related costs, partly oﬀset by the continued cost eﬃciency measures. Sequentially, operating expenses grew by € 2 million, primarily reflecting annual salary inflation, which was largely absorbed by cost savings . In the third quarter of 2019, risk costs amounted to €116 million (or 25 basis points of average customer lending), up from €107 million in the third quarter of 2018 and €91 million in the previous quarter. Third - quarter risk costs were mainly due to some individual files. Third - quarter 2019 risk - weighted assets decreased by €0.6 billion to €145.4 billion, mainly reflecting lower operational risk - weighted assets and positive risk migration, partially oﬀset by currency impacts and higher market risk - weighted assets. Lending Underlying result before tax - Lending (in ð million) 800 600 400 200 0 396 448 483 607 416 3Q2018 4Q2018 1Q2019 2Q2019 3Q2019 Lending posted an underlying result before tax of €396 million, down 18.0% from a year ago. The decrease reflects lower income combined with higher expenses and higher risk costs. On a sequential basis, the underlying result before tax decreased 11.6%, mainly due to higher risk costs. Net core lending (excluding currency eﬀects) decreased by €1.4 billion in the third quarter of 2019, mainly due to repayments on some large term loans in Diversified Lending. Income fell 2.5% year - on - year, as the impact of lending growth was more than oﬀset by decreased margins and negative revaluation results on non - trading derivatives. Sequentially, income rose 1.1% due to a slightly improved interest margin and higher fee income reflecting a larger number of syndicated deals from a very low level in the previous quarter. Expenses rose by 11.2% versus the third quarter of 2018, as a result of a €14 million reallocation of costs between Lending and Daily Banking & Trade Finance due to the change in Wholesale banking structure in 2018. Adjusted for this impact, expenses rose by 3.8%, or €8 million, due to higher KYC costs, while inflationary pressure on staﬀ expenses was largely compensated by cost eﬃciency measures. Risk costs amounted to €129 million and primarily included larger files in the Americas, Belgium and Poland, while releases were recorded in the Netherlands. Risk costs increased from €83 million in the year - ago quarter, which had included releases in the Netherlands and Germany. Sequentially, risk costs rose from €71 million in the second quarter of 2019. Daily Banking & Trade Finance Underlying result before tax - Daily Banking & Trade Finance (in ð million) 0 100 200 300 162 134 116 190 167 3Q2018 4Q2018 1Q2019 2Q2019 3Q2019

15 ING Press Release 3Q2019 Segment Reporting: Wholesale Banking Daily Banking & Trade Finance (DB&TF) recorded an underlying result before tax of €167 million versus €134 million in the third quarter of 2018. This increase was mainly driven by lower risk costs and lower expenses. Sequentially, the underlying result before tax rose 3.1%, mainly due to lower risk costs, which more than oﬀset a slight decline in income. Total income rose 0.9% year - on - year, due to positive currency impacts. Excluding currency impacts, income fell by €4 million due to lower income in Trade & Commodity Finance and Trade Finance Services reflecting lower oil prices. This was only partially compensated by strong income in Bank Mendes Gans due to continued high net interest income stemming from higher balances. Compared with the previous quarter, income decreased 1.5%, mainly attributable to Trade & Commodity Finance and Working Capital Solutions. Net core lending decreased by €3.1 billion, predominantly in Trade & Commodity Finance, mainly due to the drop in oil prices. Operating expenses fell by €3 million year - on - year, positively impacted by the €14 million reallocation of costs between Lending and DB&TF. Adjusted for this impact, expenses rose by 6.8%, or €11 million, reflecting investments in Payvision and regulatory changes (including PSD2), partly compensated by cost eﬃciency measures. Risk costs amounted to € - 5 million, down from €23 million in the third quarter of 2018 and €5 million in the second quarter of 2019. The net release in the third quarter of 2019 was mainly related to a release in Belgium. Financial Markets Underlying result before tax - Financial Markets (in ð million) - 150 - 75 0 75 - 33 33 2 - 20 - 78 3Q2018 4Q2018 1Q2019 2Q2019 3Q2019 Financial Markets posted an underlying result before tax of €33 million compared with €2 million in the third quarter of 2018 and € - 20 million in the second quarter of 2019. Income rose by €19 million from one year ago. The increase was primarily caused by higher net revenues in the Financing, Credit Trading and Global Capital Markets businesses, which benefited from increasing client activity during the third quarter of 2019, despite the ongoing challenging market conditions and spread compression. Compared with the second quarter of 2019, income increased by €49 million, or 26.8%, mainly due to a lower negative impact from model valuation adjustments and marked - to - market movements on hedges (€ - 25 million in this quarter versus € - 72 million in the previous quarter). Excluding these valuation adjustments, income was slightly higher, mainly driven by the Rates business. Operating expenses decreased 6.1% year - on - year and 1.5% sequentially on the back of ongoing cost eﬃciency measures. 100 0 - 100 - 200 - 300 Treasury & Other Underlying result before tax - Treasury & Other (in ð million) - 34 - 37 - 21 45 - 173 3Q2018 4Q2018 1Q2019 2Q2019 3Q2019 Treasury & Other recorded an underlying result before tax of € - 21 million versus €45 million in the third quarter of 2018 and € - 37 million in the previous quarter. Income decreased to €49 million from €105 million a year ago, mainly reflecting lower results in Treasury, Corporate Investments and in the lease run - oﬀ portfolio. Sequentially, total income declined by €3 million as higher income in Corporate Investments was more than oﬀset by lower income in Treasury. Operating expenses rose by €21 million year - on - year, and were €3 million higher than in the previous quarter. The year - on - year increase was mainly attributable to investments in KYC enhancement and innovation. Risk costs showed a net release of €8 million for the quarter, down from €3 million in the third quarter of 2018 and €14 million in the second quarter of 2019. A release in the General Lease portfolio was recorded in the third quarter of 2019, whereas the second quarter of 2019 included a large file in Corporate Investments.

16 ING Press Release 3Q2019 Consolidated Balance Sheet Segment Reporting: Corporate Line Banking In € million 3Q2019 3Q2018 Profit or loss Net interest income 108 92 Net fee and commission income 0 - 3 Investment income - 1 0 Other income - 23 - 46 Total underlying income 84 44 Expenses excl. regulatory costs 49 52 Regulatory costs 1 - 5 Operating expenses 49 47 Gross result 35 - 3 Addition to loan loss provisions 0 0 Underlying result before tax 35 - 3 of which: Income on capital surplus - 7 - 5 Foreign currency exchange ratio hedging 146 127 Other Group Treasury - 65 - 77 Group Treasury 74 44 Other Corporate Line - 39 - 47 Corporate Line: Consolidated profit or loss account Corporate Line posted an underlying result before tax of €35 million in the third quarter of 2019 compared with a loss of €3 million in the third quarter of 2018. Underlying income improved to €84 million from €44 million one year ago. This improvement was primarily due to higher income from foreign currency exchange ratio hedging and positive hedge ineﬀectiveness on issued debt. Operating expenses increased by €2 million, mainly due to higher shareholder, regulatory and KYC - related expenses, which were largely oﬀset by the recognition of a value added tax (VAT) refund in the Netherlands. Compared with the second quarter of 2019, the underlying result before tax declined by €49 million. Income fell by €96 million, primarily due to the €79 million receivable related to the insolvency of a financial institution which had been recorded in the second quarter. Operating expenses were €47 million lower, supported by the recognition of the aforementioned VAT refund. In the third quarter of 2019, the Group Treasury - related underlying result before tax was €74 million compared with €44 million in the same quarter of last year. The income on capital surplus was € - 7 million in the third quarter of 2019 versus € - 5 million one year ago, mainly due to a lower result on capital investments and higher solvency costs, partly oﬀset by a higher result from the capital benefit allocation to the business units. The foreign currency exchange ratio hedging result was €146 million in the third quarter of 2019 versus €127 million in the third quarter of 2018. The €19 million increase was mainly due to a higher capital charge received from ING’s non - eurozone entities. The underlying pre - tax result of Other Group Treasury amounted to € - 65 million versus € - 77 million in the year - ago quarter. This primarily reflects the isolated legacy costs (mainly negative interest results) caused by the replacement of short - term funding with long - term funding during 2012 and 2013. The Other Corporate Line result before tax, which includes items such as shareholder expenses and unallocated income and other expenses, improved to € - 39 million from € - 47 million one year ago. This improvement mainly reflects proceeds from legal claims and holding activities, whereas operating expenses were higher than in the third quarter of 2018. The latter was mainly due to higher shareholder, regulatory and KYC - related expenses, which were largely oﬀset by the recognition of the aforementioned VAT refund. Segment Reporting: Corporate Line

Consolidated Balance Sheet

Consolidated balance sheet							
in € million	30 Sep. 19	30 Jun. 19	31 Dec. 18		30 Sep. 19	30 Jun. 19	31 Dec. 18
Assets				**Liabilities**			
Cash and balances with central banks	54,936	52,171	49,987	Deposits from banks	38,173	38,095	37,330
Loans and advances to banks	36,205	34,584	30,422	Customer deposits	574,246	571,124	555,812
Financial assets at fair value through profit or loss	121,985	118,928	120,486	- savings accounts	327,010	327,718	322,795
- trading assets	57,641	54,212	50,152	- credit balances on customer accounts	216,075	209,471	201,964
- non-trading derivatives	2,534	2,397	2,664	- corporate deposits	29,578	32,087	30,010
- designated as at fair value through profit or loss	3,058	2,944	2,887	- other	1,583	1,848	1,044
- mandatorily at fair value through profit or loss	58,751	59,376	64,783	Financial liabilities at fair value through profit or loss	100,970	99,448	92,693
Financial assets at fair value through OCI	34,976	31,294	31,223	- trading liabilities	32,315	33,575	31,215
- equity securities fair value through OCI	2,191	2,551	3,228	- non-trading derivatives	3,112	2,381	2,299
- debt securities fair value through OCI	30,944	26,776	25,616	- designated as at fair value through profit or loss	65,543	63,492	59,179
- loans and advances fair value through OCI	1,841	1,967	2,379	Other liabilities	18,663	18,128	15,983
Securities at amortised cost	45,371	45,970	47,276	Debt securities in issue	119,921	118,929	119,751
Loans and advances to customers	612,787	610,764	592,196	Subordinated loans	16,007	14,205	13,724
- customer lending	617,346	615,245	596,687	**Total liabilities**	**867,981**	**859,930**	**835,295**
- provision for loan losses	-4,559	-4,481	-4,491				
Investments in associates and joint ventures	1,441	1,317	1,203	**Equity**			
Property and equipment	3,100	2,825	1,659	Shareholders' equity	53,512	52,598	50,932
Intangible assets	1,939	1,917	1,839	Non-controlling interests	899	862	803
Other assets	9,651	12,466	9,476	**Total equity**	**54,410**	**53,460**	**51,735**
Assets held for sale	0	1,154	1,262				
Total assets	**922,391**	**913,390**	**887,030**	**Total liabilities and equity**	**922,391**	**913,390**	**887,030**

ING Group's total assets increased by €9.0 billion to €922.4 billion in the third quarter of 2019, including €5.6 billion of positive currency impacts. The increase was mainly due to higher financial assets at fair value as well as increased cash and balances with central banks. On the liability side of the balance sheet, the main increases were in customer deposits, subordinated loans, and financial liabilities at fair value through profit or loss.

Net core customer lending decreased by €1.0 billion in the third quarter of 2019, whereas the net growth in customer deposits was €4.4 billion. ING Group's loan-to-deposit ratio remained stable at 1.07 compared with the end of June 2019.

Cash and balances with central banks

Cash and balances with central banks increased by €2.8 billion to €54.9 billion.

Financial assets/liabilities at fair value through profit or loss

Financial assets at fair value through profit or loss increased by €3.1 billion to €122.0 billion, mainly due to €3.4 billion of higher trading assets (mainly derivatives and reverse repos), while financial assets mandatorily at fair value through profit or loss (reverse repos) declined by €0.6 billion. Financial liabilities at fair value through profit or loss rose by €1.5 billion due to €2.1 billion of higher repos designated at fair value through profit or loss and €0.7 billion of higher non-trading derivatives. These factors were only partly offset by €1.3 billion of lower trading liabilities (primarily due to repos and securities). Financial assets and liabilities at fair value through profit or loss comprise predominantly derivatives, securities and (reverse) repos, and are mainly used to facilitate client needs.

Financial assets at fair value through OCI

Financial assets at fair value through other comprehensive income (OCI) increased by €3.7 billion to €35.0 billion, as a result of €4.2 billion of higher debt securities at fair value through OCI (mainly investments in government bonds).

Loans and advances to customers

Loans and advances to customers rose by €2.0 billion to €612.8 billion, primarily due to a €2.1 billion increase in customer lending. When adjusted for €3.5 billion of positive currency impacts, customer lending decreased by €1.4 billion. When also adjusted for the changes in short-term Treasury lending, the valuation adjustment in hedged mortgages, and a €0.3 billion decline in the WUB and Lease run-off portfolios, net core lending declined by €1.0 billion. Wholesale Banking was €4.6 billion lower, of which €-3.1 billion was in Daily Banking & Trade Finance (mainly lower Trade & Commodity Finance, partly related to lower oil prices) and €-1.4 billion in Lending. Retail Banking had an increase of €3.6 billion, of which €3.4 billion was in residential mortgages, driven by increases in most countries.

ING Press Release 3Q2019 17

Consolidated Balance Sheet

Other assets/liabilities
Other assets decreased by €2.8 billion, largely due to lower financial transactions pending settlement. Other liabilities rose by €0.5 billion.

Assets held for sale
Assets held for sale declined by €1.2 billion to nil, reflecting the sale of an Italian lease run-off portfolio, which was completed on 1 July 2019.

Customer deposits
Customer deposits increased by €3.1 billion to €574.2 billion. When adjusted for €0.2 billion of negative currency impacts and a €1.1 billion decrease in Treasury deposits, the net production of customer deposits was €4.4 billion. In Wholesale Banking, net customer deposits increased by €2.8 billion, with €4.6 billion of higher balances in Payments & Cash Management mainly offset by a €1.7 billion decline in Financial Markets (money markets). Retail Banking recorded a net production of €1.7 billion; this mainly reflects a €2.0 billion increase in current accounts.

Debt securities in issue
Debt securities in issue increased by €1.0 billion to €119.9 billion. Certificates of deposit/commercial paper (CD/CPs) declined by €1.0 billion, while other debt securities, mainly long-term debt, increased by €2.0 billion due to higher issuance activity at Treasury (including €1.0 billion of senior bonds at the holding on 3 September 2019).

Subordinated loans
Subordinated loans increased by €1.8 billion to €16.0 billion, mainly reflecting the $1.5 billion issuance of (TLAC/MREL eligible) perpetual additional Tier 1 contingent convertible capital securities on 10 September 2019.

Change in shareholders' equity

in € million	3Q2019	2Q2019
Shareholders' equity beginning of period	**52,598**	**52,788**
Net result for the period	1,344	1,438
Unrealised revaluations of equity securities	-172	-148
Unrealised revaluations of debt instruments	-13	11
Realised gains/losses debt instruments transferred to profit or loss	-4	-15
Change in cashflow hedge reserve	324	376
Realised and unrealised other revaluations	16	6
Change in liability credit reserve	-5	-12
Defined benefit remeasurement	-2	10
Exchange rate differences	350	-148
Change in treasury shares	2	0
Change in employee stock options and share plans	8	3
Changes in the composition of the group	0	0
Dividend	-935	-1,714
Other changes	0	4
Total changes	**913**	**-190**
Shareholders' equity end of period	**53,512**	**52,598**

Shareholders' equity

in € million	30 Sep. 19	30 Jun. 19
Share premium/capital	17,116	17,116
Revaluation reserve equity securities	1,470	1,791
Revaluation reserve debt instruments	315	332
Revaluation reserve cashflow hedge	1,759	1,434
Other revaluation reserves	249	233
Defined benefit remeasurement reserve	-420	-418
Currency translation reserve	-1,815	-2,165
Treasury shares	-5	-8
Liability credit reserve	-88	-82
Retained earnings and other reserves	31,029	31,807
Net result year to date	3,901	2,556
Total	**53,512**	**52,598**

Shareholders' equity
Shareholders' equity increased by €0.9 billion to €53.5 billion. This mainly reflects the third-quarter 2019 net result of €1,344 million, exchange rate differences of €350 million and an increase of the cashflow hedge reserve of €324 million. These factors were only partly offset by the €935 million interim dividend payment in August 2019.

Shareholders' equity per share increased to €13.74 as of 30 September 2019 from €13.50 as of 30 June 2019.

18 ING Press Release 3Q2019

Risk Management

ING Group: Total credit outstandings[1]						
	Credit outstandings		Stage 3 - credit impaired		Stage 3 ratio	
in € million	30 Sep. 2019	30 Jun. 2019	30 Sep. 2019	30 Jun. 2019	30 Sep. 2019	30 Jun. 2019
Residential mortgages Netherlands	115,686	115,923	724	697	0.6%	0.6%
Other lending Netherlands	45,538	45,532	1,544	1,521	3.4%	3.3%
of which business lending Netherlands	26,673	26,481	1,216	1,193	4.6%	4.5%
Residential mortgages Belgium	40,732	40,548	997	1,016	2.4%	2.5%
Other lending Belgium	56,167	56,784	1,636	1,432	2.9%	2.5%
of which business lending Belgium	44,115	44,227	1,347	1,158	3.1%	2.6%
Retail Benelux	**258,122**	**258,787**	**4,901**	**4,665**	**1.9%**	**1.8%**
Residential mortgages Germany	74,658	73,737	356	382	0.5%	0.5%
Other lending Germany	12,923	14,375	240	235	1.9%	1.6%
Residential mortgages Other C&G Markets	68,167	66,520	528	524	0.8%	0.8%
Other lending Other C&G Markets	31,906	31,817	1,364	1,275	4.3%	4.0%
Retail Challengers & Growth Markets	**187,655**	**186,449**	**2,489**	**2,416**	**1.3%**	**1.3%**
Lending	171,509	157,162	2,833	2,390	1.7%	1.5%
Daily Banking & Trade Finance	67,594	68,375	738	259	1.1%	0.4%
Financial Markets	4,197	8,108	-	-	0.0%	0.0%
Treasury & Other	13,782	17,389	159	639	1.2%	3.7%
Wholesale Banking	**257,082**	**251,034**	**3,729**	**3,288**	**1.5%**	**1.3%**
Total loan book	**702,859**	**696,270**	**11,119**	**10,370**	**1.6%**	**1.5%**

[1] Lending and money market credit outstandings, including guarantees and letters of credit but excluding undrawn committed exposures (off balance positions)

ING Group's Stage 3 ratio increased slightly to 1.6% in the third quarter of 2019.

Credit risk management

ING Group's Stage 3 ratio, which represents Stage 3 credit-impaired assets as a percentage of total credit outstandings, increased slightly to 1.6% in the third quarter of 2019 from 1.5% in the previous quarter.

The Stage 3 ratio for business lending Belgium increased to 3.1% due to some larger files. The same applies for the Stage 3 ratio for Wholesale Banking Lending and Daily Banking & Trade Finance, which increased to 1.7% and 1.1% respectively, due to various individual files. These increases were partly offset by a decline in Stage 3 amounts in Wholesale Banking Treasury & Other, largely due to the sale of an Italian lease run-off portfolio.

In the third quarter, ING Group's stock of provisions rose slightly to €4.6 billion. The Stage 3 coverage ratio decreased to 29.3% from 30.6% in the previous quarter.

ING Group's loan portfolio consists predominantly of asset-based and secured loans, including residential mortgages, project- and asset-based finance, and real estate finance.

Market risk

In the third quarter of 2019, the average Value-at-Risk (VaR) for ING Group's trading portfolio decreased to €5 million from €6 million in the previous quarter. Compared with the second quarter of 2019, the minimum of the total overnight VaR decreased to €4 million from €5 million, and the maximum also declined to €7 million from €9 million.

Consolidated VaR trading books				
in € million	Minimum	Maximum	Average	Quarter-end
Foreign exchange	0	2	1	1
Equities	1	4	2	1
Interest rate	2	4	3	3
Credit spread	3	4	4	3
Diversification			-4	-3
Total VaR[1]	**4**	**7**	**5**	**4**

[1] The total VaR for the columns Minimum and Maximum cannot be calculated by taking the sum of the individual components since the observations for both the individual markets as well as for total VaR may occur on different dates.

Non-financial risk

As previously disclosed, after our September 2018 settlement with Dutch authorities concerning Anti-Money Laundering (AML) matters, and in the context of significantly increased attention on the prevention of financial economic crime, ING has experienced heightened scrutiny by authorities

Stock of provisions[1]			
in € million	30 Sep. 2019	30 Jun. 2019	Change
Stage 1 12-month ECL	504	507	-3
Stage 2 Lifetime ECL not credit impaired	860	864	-4
Stage 3 Lifetime ECL credit impaired	3,258	3,175	83
Purchased credit impaired	2	2	
Total	**4,624**	**4,548**	**76**

[1] At the end of September 2019, the stock of provisions included provisions for loans and advances to central banks (€1 million), loans and advances to banks (€8 million), financial assets at FVOCI (€12 million), securities at amortised cost (€9 million), provisions for loans and advances to customers (€4,559 million) and provisions for contingent liabilities (credit replacements) recorded under Provisions (€33 million).

ING Press Release 3Q2019

19

20 ING Press Release 3Q2019 Capital, Liquidity and Funding Risk Management in various countries. The interactions with such regulatory and judicial authorities have included, and can be expected to continue to include, onsite visits, information requests, investigations and other enquiries. Such interactions, as well as ING’s internal assessments in connection with its global enhancement programme, have in some cases resulted in satisfactory outcomes, and also have resulted in, and may continue to result in, findings, or other conclusions which may require appropriate remedial actions by ING, or may have other consequences. We intend to continue to work in close cooperation with authorities as we seek to improve our management of non - financial risks in terms of policies, tooling, monitoring, governance, knowledge and behaviour . ING is also aware, including as a result of media reports, that other parties, among other things, review the settlement process, may seek to commence legal proceedings against ING in connection with the subject matter of the settlement, have filed or may file requests to reconsider the Prosecutor’s decision to enter into the settlement agreement with ING and not to prosecute ING or (former) ING employees in court, or have filed or may file requests for disciplinary proceedings against ING employees based on the Dutch Bankers Oath. Also as previously disclosed in March 2019, ING was informed by the Banca d’Italia of their report containing their conclusions regarding shortcomings in AML processes at ING’s Italian branch, which was prepared based on an inspection conducted from October 2018 until January 2019. ING is also in discussion with Italian judicial authorities concerning these conclusions and related investigation . In line with the enhancement programme announced in 2018 , ING is taking steps intended to improve processes and management of compliance risks as required by the Banca d’Italia. In consultation and in agreement with the Banca d’Italia, ING Italy has agreed that it will refrain from taking on new customers during further discussions on the enhancement plans with the Banca d’Italia. ING will continue to fully serve existing clients in Italy and is working hard to address the shortcomings and resolve the issues identified. ING announced steps in September 2018 to enhance its management of compliance risks and embed stronger awareness across the whole organisation. This programme started in 2017 and includes enhancing KYC files and working on various structural improvements in compliance policies, tooling, monitoring, governance, knowledge and behaviour.

Capital, Liquidity and Funding

ING Group: Capital position		
in € million	30 Sep. 2019	30 Jun. 2019
Shareholders' equity (parent)	53,512	52,598
- Interim profit not included in CET1 capital[1]	-1,711	-1,764
- Other regulatory adjustments	-5,137	-4,669
Regulatory adjustments	-6,848	-6,433
Available common equity Tier 1 capital	**46,663**	**46,165**
Additional Tier 1 securities[2]	7,085	5,540
Regulatory adjustments additional Tier 1	45	50
Available Tier 1 capital	**53,793**	**51,755**
Supplementary capital - Tier 2 bonds[3]	8,127	8,092
Regulatory adjustments Tier 2	-1,203	-1,158
Available BIS capital	**60,716**	**58,689**
Risk-weighted assets	319,683	318,253
Common equity Tier 1 ratio	**14.6%**	**14.5%**
Tier 1 ratio	16.8%	16.3%
Total capital ratio	19.0%	18.4%
Leverage Ratio	**4.4%**	**4.3%**

[1] The interim profit not included in CET1 capital as per 30 September 2019 (€1,711 million) includes €882 million for 3Q2019 (YTD 3Q2019: €2,646 million). An amount of €935 million was paid out as interim dividend in August 2019.
[2] Including €5,468 million which is CRR/CRD IV-compliant (2Q2019: €3,932 million), and €1,617 million to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules (2Q2019: €1,608 million).
[3] Including €7,970 million which is CRR/CRD IV-compliant (2Q2019: €7,932 million), and €156 million to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules (2Q2019: €160 million).

ING Group's common equity Tier 1 (CET1) ratio increased to 14.6%. The liquidity position remained robust with a Liquidity Coverage Ratio (LCR) of 126% based on a 12-month rolling average. In the third quarter, ING successfully issued a $1.5 billion Additional Tier 1 instrument.

Capital ratios

ING Group's CET1 ratio increased to 14.6% in the third quarter of 2019, mainly due to the inclusion of ING Group's net profit for the quarter, while positive risk migration largely offset increases in RWA that resulted from model updates.

ING Group's CET1 capital increased by €0.5 billion to €46.7 billion. This was mainly due to the inclusion of €0.5 billion of interim profits. A reduction in the valuation of ING's stake in the Bank of Beijing was offset by the impact from positive currency movements. In line with ING's dividend policy, the remainder of interim profits was set aside for future dividend payments.

ING Group's Tier 1 ratio (including grandfathered securities) increased to 16.8% at the end of September 2019. ING issued a $1.5 billion Additional Tier 1 instrument in September 2019. The total capital ratio (including grandfathered securities) increased to 19.0%, mirroring trends in Tier 1 capital.

The leverage ratio of ING Group according to the Delegated Act (including grandfathered securities) takes into account the impact of grossing up the notional cash-pool activities. The leverage ratio on 30 September 2019 was 4.4% versus 4.3% on 30 June 2019. The increase was mainly attributable to an increase in Tier 1 capital, which more than offset an increase in the total balance due to volume growth in assets.

Risk-weighted assets

At the end of September 2019, ING Group's total RWA amounted to €319.7 billion, up €1.4 billion from the end of the previous quarter. Credit RWA was slightly up compared to the previous quarter as €3.6 billion of model impacts and €2.5 billion of currency movements were largely offset by positive risk migration, a lower value of equity stakes and lower other on-balance assets. The aforementioned model impacts include the impact of the ECB's TRIM review for Dutch SMEs and a model update on Australian mortgages. At comparable FX rates, credit RWA decreased by €2.0 billion. Operational RWA decreased by €0.7 billion. Market RWA increased by €1.6 billion from a lower level in the previous quarter, mostly due to the combined effect of increased trading positions and changes in interest rates and credit spreads during the quarter.

ING Group: Composition of RWA		
in € billion	30 Sep. 2019	30 Jun. 2019
Credit RWA	273.0	272.5
Operational RWA	41.0	41.7
Market RWA	5.6	4.1
Total RWA	**319.7**	**318.3**

Dividend

ING paid a cash interim dividend of €0.24 per ordinary share in August 2019. The Board's final dividend proposal for 2019 will be made at year-end and will reflect considerations including expected future capital requirements, growth opportunities available to the Group, net earnings, and regulatory developments.

ING is committed to maintaining a CET1 ratio above the prevailing fully loaded requirement, which is currently set at 11.83%, plus a comfortable management buffer.

ING Press Release 3Q2019

21

Capital, Liquidity and Funding

TLAC requirement

Total Loss Absorption Capacity (TLAC) requirements apply to ING Group at the consolidated level of the resolution group and are currently set at 16% of RWA and 6% of TLAC Leverage (LR). Effective January 2022, these requirements will increase to 18% of RWA and 6.75% of TLAC Leverage. The combined buffer requirement (5.58% of RWA as at 30 September 2019) will effectively be added to the respective requirement when CRDV has been incorporated into Dutch law. The available TLAC capacity consists of own funds and senior debt instruments.

The current TLAC surplus is based on the leverage-exposure requirements as these are currently more restrictive than the requirements based on RWA. ING Group meets the TLAC requirements, with a TLAC ratio as per 30 September 2019 of 26.5% of RWA and 7.0% of TLAC Leverage. The increase in the TLAC surplus is mainly driven by higher own funds and higher senior unsecured instruments.

ING Group: TLAC requirement		
in € million	30 Sep. 2019	30 Jun. 2019
TLAC Capacity	84,722	81,136
TLAC (as a percentage of RWA)	26.5%	25.5%
TLAC (as a percentage of leverage exposure)	7.0%	6.7%
TLAC Surplus (Shortage) based on LR	**11,720**	**8,907**
TLAC Surplus (Shortage) based on RWA	**33,573**	**30,216**

Liquidity and funding

ING holds a buffer of High Quality Liquid Assets (HQLA) to ensure sufficient liquidity in times of stress. The adequacy of this buffer is measured by the Liquidity Coverage Ratio (LCR). ING's 12-month moving average LCR remained stable at 126% at the end of the third quarter of 2019.

LCR 12-month moving average		
in € billion	30 Sep. 2019	30 June 2019
Level 1	127.1	127.4
Level 2A	4.3	4.2
Level 2B	4.3	5.0
Total HQLA	**135.7**	**136.5**
Outflow	**199.6**	**199.6**
Inflow	**92.3**	**91.5**
LCR	**126%**	**126%**

ING's funding is well-diversified. It consists mainly of retail deposits in addition to corporate deposits and long-term debt, including capital. This combination creates a stable source of long-term funding. Compared with the second quarter of 2019, the funding mix was largely unchanged during the third quarter of 2019.

Funding mix		
In %	30 Sep. 19	30 Jun. 19
Customer deposits (retail)	50%	50%
Customer deposits (corporate)	21%	20%
Lending / repurchase agreements	7%	7%
Interbank	5%	5%
CD/CP	4%	5%
Long-term senior debt	11%	11%
Subordinated debt	2%	2%

The long-term position increased by €2.1 billion. ING issued €1.4 billion of senior unsecured debt in the third quarter. In addition, ING issued €0.5 billion of covered bonds. This was partly offset by €1.3 billion of contractual maturities. At comparable FX rates, the long-term debt position increased by €0.9 billion.

Out of the €99 billion of outstanding long-term debt, €64 billion is denominated in euro and €25 billion in US dollar.

Long-term debt maturity ladder per currency, 30 September 2019										
in € billion	Total	'19	'20	'21	'22	'23	'24	'25	'26	>'26
EUR	64	2	9	9	8	5	1	4	5	20
USD	25	3	3	3	4	4	1	0	1	7
Other	9	0	1	2	0	1	1	0	1	1
Total	**99**	**5**	**13**	**14**	**12**	**10**	**3**	**4**	**8**	**29**

Ratings

The ratings and outlooks from S&P, Moody's and Fitch remained unchanged in the quarter.

Main credit ratings of ING on 30 October 2019	Standard & Poor's		Moody's		Fitch Ratings	
	Rating	Outlook	Rating	Outlook	Rating	Outlook
ING Groep N.V.	A-	Stable	Baa1	Stable	A+	Stable
ING Bank N.V.	A+	Stable	Aa3	Stable	AA-	Stable

22 ING Press Release 3Q2019

23 ING Press Release 3Q2019 Economic Environment Source: ING Economics Department Economic activity The slowdown in global growth continued in the third quarter of 2019, led by weakness in the manufacturing sector. The impact of the global trade conflict is having an eﬀect on an increasing share of the global economy, with global manufacturing now contracting, according to PMIs. While the impact on the service sector remains limited so far, it is already showing up in declining output growth. In the eurozone, the problem is the largest in Germany and to a lesser degree in Italy, while other countries, including France, the Netherlands and Spain, continue to perform rather well. Index Eurozone composite PMI US composite PMI 1 Jan. 2018 1 Oct. 2017 1 Apr. 1 July 1 Oct. 1 Jan. 1 Apr. 1 July 1 Oct. 2018 2018 2018 2019 2019 2019 2019 4 5 50 55 60 Consumer confidence Consumer confidence stabilised in recent months. Concerns about global growth and a decent growth in household income seem to be balancing each other out for the moment. Index C - ,m"#,!# ',"'!a2 - 0 5 0 - 5 - 10 1 July 2018 1 Oct. 2019 1 July 2019 1 Apr. 2019 1 Jan. 2019 - 15 1 Oct. 1 Jan. 1 Apr. 2017 2018 2018 1 Oct. 2018 Euro - dollar Despite recent rate cuts from the Fed, the dollar has strengthened since the end of the second quarter. Expectations of continued negative rates in the eurozone, at least for the foreseeable future, have contributed to this. USD per 1 EUR 1.1 1.2 1.3 1 . 0 1 Oct . 1 Jan . 1 Apr . 1 July 1 Oct . 1 Jan . 1 Apr . 1 July 1 Oct . 2017 2018 2018 2018 2018 2019 2019 2019 2019 EUR/USD Interest rates Interest rates have continued to drop sharply over the past quarter as expectations of global growth have weakened, downside risks have not diminished and both the ECB and Fed have provided further monetary stimulus. The Fed lowered the Federal Funds Rate twice and it is now at 1.75% to 2%. The ECB lowered the deposit rate to - 0.5% and will restart quantitative easing (QE). Percentages 4 3 2 1 0 - 1 1 Oct. 1 Jan. 1 Apr. 1 July 2017 2018 2018 2018 Eurozone 10 yr swap Eurozone 3m interbank 1 Oct. 1 Jan. 1 Apr. 1 July 1 Oct. 2018 2019 2019 2019 2019 US 10 yr swap US 3m interbank Stock markets Although significant concerns remain about slowing growth, Brexit and the trade war, stock prices increased over the course of the third quarter. This was mainly attributable to the central bank stimulus on both sides of the Atlantic. Index 3,000 2,500 2,000 1,500 1,000 1 Oct. 1 Jan. 1 Apr. 1 July 1 Oct. 1 Jan. 1 Apr. 1 July 1 Oct. 2017 2018 2018 2018 2018 2019 2019 2019 2019 FTSE E300 S&P 500 Credit spreads Credit spreads increased modestly over the course of the quarter from very low levels. While the move has hardly been substantial, the tick - up likely reflects some of the uncertainty concerning global growth. Basis points 60 80 100 40 1 Oct. 1 Jan. 1 Apr. 1 July 1 Oct. 1 Jan. 1 Apr. 1 July 1 Oct. 2017 2018 2018 2018 2018 2019 2019 2019 2019 iTraxx Main 5 yr (Europe) CDX IG 5 yr (US)

Appendix

Consolidated profit or loss account: ING Group

ING Group: Consolidated profit or loss account	Total ING Group		of which: Divestments/Special items		of which: Insurance Other		of which: Underlying Banking	
In € million	3Q2019	3Q2018	3Q2019	3Q2018	3Q2019	3Q2018	3Q2019	3Q2018
Net interest income	3,529	3,500				-	3,529	3,500
Net fee and commission income	747	720				-	747	720
Investment income	104	89				-	104	89
Other income	246	373				36	246	337
Total income	**4,626**	**4,682**	**-**	**-**	**-**	**36**	**4,626**	**4,646**
Expenses excl. regulatory costs	2,334	2,991		775			2,334	2,216
Regulatory costs	106	91					106	91
Operating expenses	**2,440**	**3,082**	**-**	**775**	**-**	**-**	**2,440**	**2,307**
Gross result	**2,187**	**1,600**	**-**	**-775**	**-**	**36**	**2,187**	**2,339**
Addition to loan loss provisions	276	215					276	215
Result before tax	**1,911**	**1,385**	**-**	**-775**	**-**	**36**	**1,911**	**2,124**
Taxation	543	582				-	543	582
Non-controlling interests	23	28					23	28
Net result ING Group	**1,344**	**776**	**-**	**-775**	**-**	**36**	**1,344**	**1,515**

ING Group: Underlying profit or loss account	Total ING Group		of which: Retail Banking		of which: Wholesale Banking		of which: Corporate Line Banking	
In € million	3Q2019	3Q2018	3Q2019	3Q2018	3Q2019	3Q2018	3Q2019	3Q2018
Net interest income	3,529	3,500	2,483	2,499	938	908	108	92
Net fee and commission income	747	720	454	415	294	308	0	-3
Investment income	104	89	105	86	1	3	-1	0
Other income	246	337	143	188	127	194	-23	-46
Total underlying income	**4,626**	**4,646**	**3,183**	**3,188**	**1,359**	**1,413**	**84**	**44**
Expenses excl. regulatory costs	2,334	2,216	1,629	1,533	657	631	49	52
Regulatory costs	106	91	94	86	11	10	1	-5
Operating expenses	**2,440**	**2,307**	**1,723**	**1,619**	**668**	**641**	**49**	**47**
Gross result	**2,187**	**2,339**	**1,460**	**1,569**	**692**	**772**	**35**	**-3**
Addition to loan loss provisions	276	215	160	107	116	107	-0	0
Underlying result before tax	**1,911**	**2,124**	**1,301**	**1,462**	**576**	**665**	**35**	**-3**
Taxation	543	582	345	382	164	168	34	32
Non-controlling interests	23	28	22	24	1	4	-0	-0
Underlying net result	**1,344**	**1,515**	**933**	**1,056**	**410**	**494**	**1**	**-35**
Special items after tax	-	-775	-	-	-	-	-	-775
Net result Banking	**1,344**	**740**	**933**	**1,056**	**410**	**494**	**1**	**-810**
Net result Insurance Other	-	36						
Net result ING Group	**1,344**	**776**						

ING Group: Profitability and efficiency	ING Group		Retail Banking		Wholesale Banking		Corporate Line Banking	
In € million	3Q2019	3Q2018	3Q2019	3Q2018	3Q2019	3Q2018	3Q2019	3Q2018
Cost/income ratio	52.7%	65.8%						
Underlying cost/income ratio	52.7%	49.7%	54.1%	50.8%	49.1%	45.4%	n.a.	n.a.
ING Group's total return on IFRS-EU equity[1)]	10.5%	6.5%						
ING Group's underlying return on IFRS-EU equity[1)]	10.5%	12.7%						

[1)] Annualised underlying net result divided by average IFRS-EU shareholders' equity excluding interim profit not included in CET1 capital

24 ING Press Release 3Q2019

Appendix

Consolidated profit or loss account: ING Group

ING Group: Consolidated profit or loss account

	Total ING Group		of which: Divestments/Special items		of which: Insurance Other		of which: Underlying Banking	
In € million	9M2019	9M2018	9M2019	9M2018	9M2019	9M2018	9M2019	9M2018
Net interest income	10,481	10,345				-	10,481	10,345
Net fee and commission income	2,133	2,097				-2	2,133	2,098
Investment income	279	192				-	279	192
Other income	973	1,007	-	-	-	56	973	951
Total income	**13,867**	**13,640**	**-**	**-**	**-**	**54**	**13,867**	**13,586**
Expenses excl. regulatory costs	6,960	7,432		775			6,960	6,657
Regulatory costs	718	682					718	682
Operating expenses	**7,678**	**8,114**	**-**	**775**	**-**	**-**	**7,678**	**7,339**
Gross result	**6,190**	**5,527**	**-**	**-775**	**-**	**54**	**6,190**	**6,247**
Addition to loan loss provisions	692	415					692	415
Result before tax	**5,497**	**5,112**	**-**	**-775**	**-**	**54**	**5,497**	**5,833**
Taxation	1,526	1,602				-0	1,526	1,603
Non-controlling interests	70	79					70	79
Net result ING Group	**3,901**	**3,431**	**-**	**-775**	**-**	**55**	**3,901**	**4,151**

ING Group: Underlying profit or loss account

	Total ING Group		of which: Retail Banking		of which: Wholesale Banking		of which: Corporate Line Banking	
In € million	9M2019	9M2018	9M2019	9M2018	9M2019	9M2018	9M2019	9M2018
Net interest income	10,481	10,345	7,352	7,446	2,769	2,701	361	197
Net fee and commission income	2,133	2,098	1,307	1,246	832	856	-6	-4
Investment income	279	192	147	150	15	37	118	5
Other income	973	951	588	502	361	549	23	-100
Total underlying income	**13,867**	**13,586**	**9,394**	**9,345**	**3,977**	**4,143**	**497**	**98**
Expenses excl. regulatory costs	6,960	6,657	4,766	4,600	1,951	1,871	243	187
Regulatory costs	718	682	566	552	154	131	-2	-1
Operating expenses	**7,678**	**7,339**	**5,332**	**5,152**	**2,105**	**2,001**	**241**	**186**
Gross result	**6,190**	**6,247**	**4,062**	**4,193**	**1,872**	**2,142**	**256**	**-88**
Addition to loan loss provisions	692	415	414	254	278	160	-0	-0
Underlying result before tax	**5,497**	**5,833**	**3,648**	**3,938**	**1,593**	**1,982**	**256**	**-87**
Taxation	1,526	1,603	1,007	1,041	374	509	145	53
Non-controlling interests	70	79	61	68	9	11	-0	-0
Underlying net result	**3,901**	**4,151**	**2,580**	**2,829**	**1,210**	**1,462**	**110**	**-140**
Special items after tax	-	-775	-	-	-	-	-	-775
Net result Banking	**3,901**	**3,376**	**2,580**	**2,829**	**1,210**	**1,462**	**110**	**-915**
Net result Insurance Other	-	55						
Net result ING Group	**3,901**	**3,431**						

ING Group: Profitability and efficiency

	ING Group		Retail Banking		Wholesale Banking		Corporate Line Banking	
In € million	9M2019	9M2018	9M2019	9M2018	9M2019	9M2018	9M2019	9M2018
Cost/income ratio	55.4%	59.5%						
Underlying cost/income ratio	55.4%	54.0%	56.8%	55.1%	52.9%	48.3%	n.a.	n.a.
ING Group's total return on IFRS-EU equity[1]	10.3%	9.6%						
ING Group's underlying return on IFRS-EU equity[1]	10.3%	11.6%						

[1] Annualised underlying net result divided by average IFRS-EU shareholders' equity excluding interim profit not included in CET1 capital

ING Press Release 3Q2019 25

Appendix

Consolidated profit or loss account: Geographical split

Geographical split: Consolidated profit or loss account

	Total ING Group		Netherlands		Belgium		Germany		Other Challengers		Growth Markets		Wholesale Banking Rest of World		Other[1]	
In € million	3Q2019	3Q2018	3Q2019	3Q2018	3Q2019	3Q2018	3Q2019	3Q2018	3Q2019	3Q2018	3Q2019	3Q2018	3Q2019	3Q2018	3Q2019	3Q2018
Net interest income	3,529	3,500	1,057	1,103	556	546	538	546	449	424	399	420	423	368	106	92
Net fee and commission income	747	720	258	250	132	147	85	74	70	59	75	73	127	120	-0	-3
Investment income	104	89	2	-4	1	2	5	-2	0	10	97	83	1	-0	-1	0
Other income	246	337	20	130	64	28	36	61	3	3	72	51	73	105	-21	-41
Total underlying income	**4,626**	**4,646**	**1,337**	**1,480**	**753**	**722**	**664**	**678**	**523**	**496**	**642**	**627**	**624**	**594**	**84**	**48**
Expenses excl. regulatory costs	2,334	2,216	692	661	437	419	269	273	326	282	271	242	292	285	48	53
Regulatory costs	106	91	26	24	-2	-1	15	19	22	18	41	33	3	3	1	-5
Operating expenses	**2,440**	**2,307**	**717**	**685**	**436**	**418**	**284**	**292**	**348**	**300**	**312**	**275**	**295**	**288**	**48**	**48**
Gross result	**2,187**	**2,339**	**619**	**795**	**317**	**304**	**380**	**386**	**176**	**196**	**330**	**352**	**329**	**306**	**35**	**0**
Addition to loan loss provisions	276	215	19	-19	62	62	2	1	35	32	72	79	86	59	-0	0
Underlying result before tax Banking	**1,911**	**2,124**	**601**	**813**	**255**	**242**	**377**	**386**	**141**	**163**	**258**	**273**	**243**	**246**	**35**	**0**
Retail Banking	1,301	1,462	535	702	207	187	268	260	55	78	236	235	-	-	-	-
Wholesale Banking	576	665	66	112	48	55	110	125	86	85	22	38	243	246	1	3
Corporate Line	35	-3	-	-	-	-	-	-	-	-	-	-	-	-	35	-3
Underlying result before tax	**1,911**	**2,124**	**601**	**813**	**255**	**242**	**377**	**386**	**141**	**163**	**258**	**273**	**243**	**246**	**35**	**0**
Taxation	543	582	160	197	77	79	123	132	46	61	41	37	69	45	28	31
Non-controlling interests	23	28	-0	0	0	0	1	1	-	-	23	27	-	-	-0	-0
Underlying net result Banking	**1,344**	**1,515**	**441**	**616**	**178**	**164**	**254**	**253**	**95**	**102**	**194**	**209**	**174**	**201**	**8**	**-30**
Special items after tax	-	-775	-	-	-	-	-	-	-	-	-	-	-	-	-	-775
Net result Banking	**1,344**	**740**	**441**	**616**	**178**	**164**	**254**	**253**	**95**	**102**	**194**	**209**	**174**	**201**	**8**	**-805**
Net result Insurance Other	-	36														
Net result ING Group	**1,344**	**776**														
Customer lending/deposits (end of period, in € billion)																
Residential mortgages	296.5	284.9	113.2	111.9	39.4	38.0	75.8	72.7	56.9	52.6	11.2	9.6	0.0	0.0	0.0	0.0
Other lending	320.9	318.8	77.2	83.0	66.5	64.0	46.1	44.4	33.1	32.4	27.1	27.0	70.4	67.5	0.4	0.4
Customer deposits	574.2	552.0	176.4	173.2	110.5	104.1	138.1	133.6	94.9	91.2	41.4	36.6	12.9	13.3	0.0	0.1
Profitability and efficiency[2]																
Cost/income ratio	52.7%	49.7%	53.7%	46.3%	57.9%	57.9%	42.8%	43.0%	66.4%	60.5%	48.6%	43.9%	47.2%	48.5%	57.8%	99.8%
Return on equity based on 13.5% CET1[3]	12.7%	14.4%	16.2%	24.1%	9.7%	9.2%	16.9%	17.2%	7.9%	9.4%	15.8%	16.0%	8.5%	9.0%	7.2%	-31.9%
Employees (internal FTEs, end of period)	53,981	52,519	15,601	14,423	9,279	9,448	5,307	5,034	5,375	5,173	14,585	14,868	3,828	3,564	6	8
Risk[2]																
Risk costs in bps of average customer lending	18	14	4	-4	23	24	1	0	16	15	75	86	49	35	-4	3
Risk costs in bps of average RWA	35	27	9	-10	46	47	2	1	39	40	71	72	57	36	-1	1
Risk-weighted assets (end of period, in € billion)	319.7	316.3	81.6	73.9	53.9	52.6	44.3	44.2	35.5	32.5	40.7	43.5	60.7	66.7	2.9	2.9

[1] Region Other consists of Corporate Line and Real Estate run-off portfolio.
[2] Key figures based on underlying figures.
[3] Underlying after-tax return divided by average equity based on 13.5% of RWA (annualised).

26

ING Press Release 3Q2019

Appendix

Consolidated profit or loss account: Geographical split

Geographical split: Consolidated profit or loss account

In € million	Total ING Group		Netherlands		Belgium		Germany		Other Challengers		Growth Markets		Wholesale Banking Rest of World		Other[1]	
	9M2019	9M2018	9M2019	9M2018	9M2019	9M2018	9M2019	9M2018	9M2019	9M2018	9M2019	9M2018	9M2019	9M2018	9M2019	9M2018
Net interest income	10,481	10,345	3,118	3,376	1,668	1,594	1,599	1,663	1,334	1,271	1,197	1,205	1,211	1,042	353	193
Net fee and commission income	2,133	2,098	745	721	402	400	226	191	212	187	227	236	329	367	-7	-4
Investment income	279	192	14	48	16	35	25	5	-0	0	105	97	1	0	119	6
Other income	973	951	98	295	225	194	124	67	9	28	223	158	262	302	31	-93
Total underlying income	**13,867**	**13,586**	**3,974**	**4,441**	**2,311**	**2,223**	**1,974**	**1,926**	**1,555**	**1,487**	**1,752**	**1,696**	**1,804**	**1,711**	**497**	**102**
Expenses excl. regulatory costs	6,960	6,657	2,018	1,969	1,260	1,264	851	794	918	824	780	757	890	854	244	195
Regulatory costs	718	682	172	170	200	207	87	92	67	60	141	114	52	41	-2	-1
Operating expenses	**7,678**	**7,339**	**2,189**	**2,139**	**1,460**	**1,471**	**938**	**886**	**986**	**884**	**920**	**871**	**943**	**895**	**242**	**194**
Gross result	**6,190**	**6,247**	**1,785**	**2,302**	**851**	**751**	**1,036**	**1,040**	**570**	**603**	**832**	**825**	**861**	**816**	**255**	**-91**
Addition to loan loss provisions	692	415	97	-129	161	129	-30	52	127	99	202	163	136	100	-0	-0
Underlying result before tax Banking	**5,497**	**5,833**	**1,689**	**2,431**	**690**	**622**	**1,066**	**988**	**443**	**504**	**630**	**662**	**726**	**716**	**255**	**-91**
Retail Banking	3,648	3,938	1,667	2,063	536	418	716	684	218	235	511	539	-	-	-	-
Wholesale Banking	1,593	1,982	22	368	154	204	350	305	225	269	119	123	726	716	-1	-4
Corporate Line	256	-87	-	-	-	-	-	-	-	-	-	-	-	-	256	-87
Underlying result before tax	**5,497**	**5,833**	**1,689**	**2,431**	**690**	**622**	**1,066**	**988**	**443**	**504**	**630**	**662**	**726**	**716**	**255**	**-91**
Taxation	1,526	1,603	431	595	209	182	356	336	147	170	126	121	116	150	141	49
Non-controlling interests	70	79	-1	0	0	6	2	2	-	-	69	71	-	-	-0	-0
Underlying net result Banking	**3,901**	**4,151**	**1,258**	**1,835**	**480**	**434**	**708**	**651**	**296**	**334**	**435**	**471**	**610**	**566**	**114**	**-140**
Special items after tax	-	-775	-	-	-	-	-	-	-	-	-	-	-	-	-	-775
Net result Banking	**3,901**	**3,376**	**1,258**	**1,835**	**480**	**434**	**708**	**651**	**296**	**334**	**435**	**471**	**610**	**566**	**114**	**-915**
Net result Insurance Other	-	55														
Net result ING Group	**3,901**	**3,431**														
Customer lending/deposits (end of period, in € billion)																
Residential mortgages	296.5	284.9	113.2	111.9	39.4	38.0	75.8	72.7	56.9	52.6	11.2	9.6	0.0	0.0	0.0	0.0
Other lending	320.9	318.8	77.2	83.0	66.5	64.0	46.1	44.4	33.1	32.4	27.1	27.0	70.4	67.5	0.4	0.4
Customer deposits	574.2	552.0	176.4	173.2	110.5	104.1	138.1	133.6	94.9	91.2	41.4	36.6	12.9	13.3	0.0	0.1
Profitability and efficiency[2]																
Cost/income ratio	55.4%	54.0%	55.1%	48.2%	63.2%	66.2%	47.5%	46.0%	63.4%	59.4%	52.5%	51.3%	52.3%	52.3%	48.7%	189.2%
Return on equity based on 13.5% CET1[3]	12.4%	13.3%	16.4%	23.6%	8.8%	8.3%	16.0%	15.3%	8.3%	10.4%	12.2%	12.3%	9.6%	8.5%	36.3%	-44.5%
Employees (internal FTEs, end of period)	53,981	52,519	15,601	14,423	9,279	9,448	5,307	5,034	5,375	5,173	14,585	14,868	3,828	3,564	6	8
Risk[2]																
Risk costs in bps of average customer lending	15	9	7	-9	20	17	-3	6	19	16	71	60	26	21	-1	-2
Risk costs in bps of average RWA	29	18	17	-22	40	33	-9	17	48	42	66	50	29	20	-0	-0
Risk-weighted assets (end of period, in € billion)	319.7	316.3	81.6	73.9	53.9	52.6	44.3	44.2	35.5	32.5	40.7	43.5	60.7	66.7	2.9	2.9

[1] Region Other consists of Corporate Line and Real Estate run-off portfolio.
[2] Key figures based on underlying figures.
[3] Underlying after-tax return divided by average equity based on 13.5% of RWA (annualised).

ING Press Release 3Q2019 27

28 ING Press Release 3Q2019 Important legal information Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014. ING Group’s annual accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS - EU’). In preparing the financial information in this document, except as described otherwise, the same accounting principles are applied as in the 2018 ING Group consolidated annual accounts. All figures in this document are unaudited. Small diﬀerences are possible in the tables due to rounding. Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward - looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to diﬀer materially from those expressed or implied in such statements. Actual results, performance or events may diﬀer materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) potential consequences of the United Kingdom leaving the European Union or a break - up of the euro, (4) changes in the fiscal position and the future economic performance of the US including potential consequences of a downgrade of the sovereign credit rating of the US government, (5) potential consequences of a European sovereign debt crisis, (6) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, (7) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (8) changes aﬀecting interest rate levels, (9) inflation and deflation in our principal markets, (10) changes aﬀecting currency exchange rates, (11) changes in investor and customer behaviour, (12) changes in general competitive factors, (13) changes in or discontinuation of ‘benchmark’ indices, (14) changes in laws and regulations and the interpretation and application thereof, (15) changes in compliance obligations including, but not limited to, those posed by the implementation of DAC6, (16) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, (17) changes in standards and interpretations under International Financial Reporting Standards (IFRS) and the application thereof, (18) conclusions with regard to purchase accounting assumptions and methodologies, and other changes in accounting assumptions and methodologies including changes in valuation of issued securities and credit market exposure, (19) changes in ownership that could aﬀect the future availability to us of net operating loss, net capital and built - in loss carry forwards, (20) changes in credit ratings, (21) the outcome of current and future legal and regulatory proceedings, (22) operational risks, such as system disruptions or failures, breaches of security, cyber - attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business, (23) risks and challenges related to cybercrime including the eﬀects of cyber - attacks and changes in legislation and regulation related to cybersecurity and data privacy, (24) the inability to protect our intellectual property and infringement claims by third parties, (25) the inability to retain key personnel, (26) business, operational, regulatory, reputation and other risks in connection with climate change, (27) ING’s ability to achieve its strategy, including projected operational synergies and cost - saving programmes and (28) the other risks and uncertainties detailed in this annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com. (29) This document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document, or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING’s control. Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward - looking statements, whether as a result of new information or for any other reason . This document does not constitute an oﬀer to sell, or a solicitation of an oﬀer to purchase, any securities in the United States or any other jurisdiction . ING profile ING is a global financial institution with a strong European base, oﬀering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s more than 53,000 employees oﬀer retail and wholesale banking services to customers in over 40 countries. ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N). Sustainability forms an integral part of ING’s strategy, evidenced by ING’s ranking as Leader in the banks industry group by Sustainalytics and ‘A’ rating in MSCI’s ratings universe. ING Group shares are included in major sustainability and Environmental, Social and Governance (ESG) index products of leading providers STOXX, Morningstar and FTSE Russell. Further information All publications related to ING’s 3Q2019 results can be found at www.ing.com/3q2019, including a video with CEO Ralph Hamers. The video is also available on YouTube. Additional financial information is available at www.ing.com/qr: • ING Group historical trend data • ING Group analyst presentation (also available via SlideShare) For further information on ING, please visit www . ing . com . Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed . Photos of ING operations, buildings and its executives are available for download at Flickr. Footage (B - roll) of ING is available via ing.yourmediakit.com or can be requested by emailing info@yourmediakit.com. ING presentations are available at SlideShare.